Response Scientific, Inc.



13003493

Date: October 4, 2013

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

Received SEC

OCT 07 2013

Washington, DC 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


Response
Scientific

RESPONSE SCIENTIFIC, INC.
(Exact name of issuer as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)

Response Scientific, Inc.
5 Independence Way, Suite 300
Princeton, NJ 08540
Tel.: (609) 228-5788
(Name, address, including zip code, and telephone number, including area code of issuer's principal executive office)

Agent For Service
Macy Law Office, P.C.
217 W. 18th Street
Cheyenne, WY 82001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

2834	**41-2043394**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

With copies to:


JSBarkats
PLLC

JSBarkats, PLLC
Sunny J. Barkats, Esq.
18 East 41st Street, 14th Floor
New York, NY 10017
P: (646) 502-7001
F: (646) 607-5544
www.JSBarkats.com

PART I – NOTIFICATION

Item1. Significant Parties.

(a) Directors

Name	Business Address	Residential Address
Gregory D. Webster Director	5 Independence Way, Suite 300 Princeton, NJ 08540	279 Heritage Place Mooresville, NC 28115
Captain Bryan K. Finch, USN (Ret.) Director	5 Independence Way, Suite 300 Princeton, NJ 08540	189 Proteus Avenue Groton, CT 06340
James J. Balija Director	5 Independence Way, Suite 300 Princeton, NJ 08540	5-25 3rd Street Fair Lawn, NJ 07410
Allan N. Fields, MD Director	5 Independence Way, Suite 300 Princeton, NJ 08540	3223 SW 49th Street Fort Lauderdale, FL 33312

(b) Officers

Name	Business Address	Residential Address
Gregory D. Webster Chief Executive Officer	5 Independence Way, Suite 300 Princeton, NJ 08540	279 Heritage Place Mooresville, NC 28115
Captain Bryan K. Finch, USN (Ret.) Vice President	5 Independence Way, Suite 300 Princeton, NJ 08540	189 Proteus Avenue Groton, CT 06340
James J. Balija, PhD Vice President, Secretary	5 Independence Way, Suite 300 Princeton, NJ 08540	5-25 3rd Street Fair Lawn, NJ 07410
Allan N. Fields, MD Vice President	5 Independence Way, Suite 300 Princeton, NJ 08540	3223 SW 49th Street Fort Lauderdale, FL 33312

(c) General Partners

Not applicable.

(d) Record Owners of 5% or more of any Class of the Issuer's Equity Securities

Name	Business Address	Residential Address	Common Stock Ownership	%
Gregory D. Webster	5 Independence Way, Suite 300 Princeton, NJ 08540	279 Heritage Place Mooresville, NC 28115	7,000,000	19.01%
Emmanuel C. Opara, PhD	5 Independence Way, Suite 300 Princeton, NJ 08540	3807 Cambridge Road Durham, NC 27705	2,000,000	5.44%

(e) Beneficial Owners of 5% or more of any Class of the Issuer's Equity Securities

Same as section (d) above.

(f) Promoters of the Issuer

Not applicable.

(g) Affiliates of the Issuer

Not applicable.

(h) Counsel to the Issuer with Respect to the Proposed Offering

JSBarkats, PLLC
18 East 41st St., 14th Floor
New York, NY 10017
T: (646) 502-7001
F: (646) 607-5544
Attn: Sunny J. Barkats, Esq.
www.JSBarkats.com

(i) Each Underwriter with Respect to the Proposed Offering

Not applicable.

(j) The Underwriter's Directors

Not applicable.

(k) The Underwriter's Officers

Not applicable.

(l) The Underwriter's General Partners

Not applicable.

(m) Counsel to the Underwriter

Not applicable.

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions set forth in Rule 262 of the Securities Act of 1933, as amended, and, as a result, no application for a waiver of disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the securities being sold in the proposed offering are securities held by the Company's affiliates.

Item 4. Jurisdictions in Which Securities are to be Offered.

(a) Jurisdictions in which the Securities are to be Offered by Underwriters, Dealers or Salespersons

Not applicable.

(b) Jurisdictions in which the Securities are to be Offered Other than by Underwriters, Dealers or Salespersons and the Method by which Such Securities are to be Offered.

State	Method Offered
New York	Coordination
New Jersey	Coordination
Florida	Coordination
Connecticut	Coordination
Texas	Coordination

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

The Company has included all securities issued by the Company after the period ended June 30, 2013 until the date of this filing.

(1) the name of such issuer;

Response Scientific, Inc.

(2) the title and amount of securities issued;

Title of Securities	Amount of Securities
Common Stock	**1,915,000**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Title of Securities	Aggregate Offering Price	Unit Price	Amount of Securities
Common Stock	$475,000	$0.25[1]	1,900,000
Common Stock	$7,500	$0.50[1]	15,000

[1] The price of the stock was arbitrarily determined by Response Scientific, Inc.

(4) the names and identities of the persons to whom the securities were issued.

Name	Date	Value/Share	# of Shares	Total Value
Ben Melick	07/18/2012	$0.25	200,000	$50,000
Hugh Weltz	07/23/2012	$0.25	30,000	$7,500
Ray Taylor	07/23/2012	$0.25	20,000	$5,000
Melick Mortgage Group, Inc.	07/23/2012	$0.25	800,000	$200,000
Carol Burton	07/23/2012	$0.25	100,000	$25,000

Dianna Weltz	09/11/2012	$0.50	15,000	$7,500
David Schmidt	10/31/2012	$0.25	500,000	125,000
Jon Borderud	10/31/2012	$0.25	150,000	37,500
Cathryn Walker	12/31/2012	$0.25	100,000	25,000

(b) As to any unregistered securities of the issuer or any of its predecessors of affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act of Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Prior offerings were all conducted pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is not currently engaged in another offering and is not contemplating doing so in the foreseeable future.

Item 7. Marketing Arrangements.

At the time of this filing, no marketing arrangements of any kind are known to the Company. Further, to the Company's knowledge, no underwriter intends to confirm any sales of the Company's securities to any accounts over which it exercises discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert has been named in the offering and it is anticipated that all experts shall be independent of the Company.

Item 9. Use of a Solicitation of Interest Document.

The Company did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any state. #

RESPONSE SCIENTIFIC, INC.


Response
Scientific

Maximum Offering $5,000,000.00
Price Per Unit $25,000.00
200 Units Comprised of 12,500 Shares of Common

Response Scientific, Inc. is a Wyoming corporation (the "Company" or "Response Scientific") focused on the fields of Insulin Resistance and the Micro/Nano Encapsulation of drugs and medical foods for optimal bioavailability. Pursuant to this Offering Circular, the Company is offering, on a ***"best efforts, 1 Unit minimum" basis****, 200 units, each unit comprised of 12,500 shares of common stock, at an offering price of $25,000.00 per unit (each, a "Unit") to fund its going-public efforts over the next 6 to 12 months, fund research and development, and for general corporate and working capital purposes. Prospective purchasers of the Units should carefully consider the risk factors referred to in this Offering Circular ("Offering Circular") before making an investment in the Units (See "RISK FACTORS").*

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 37 OF THIS OFFERING CIRCULAR FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to the Company
Per Unit	$25,000.00	-0-	$25,000.00
Total	**$5,000,000.00**	**-0-**	**$4,750,000.00 (3)**

(1) The Units are offered in denominations of $25,000.00 and any even multiple thereof. The minimum subscription is $25,000.00.
(2) There is no underwriter for the securities offered by this Offering Circular. The Company intends to sell the securities itself in its capacity as issuer.
(3) Ancillary fees, such as legal and accounting/auditor's fees associated with the offering will be approximately $250,000.00.

The date of this Prospectus is October 4, 2013

Prepared By:


JSBarkats
PLLC

JSBarkats, PLLC
18 East 41st Street, 14th Floor
New York, NY 10017
P: (646) 502-7001
F: (646) 607-5544
www.JSBarkats.com

IMPORTANT INVESTOR NOTICES

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS INVESTMENT, LEGAL, BUSINESS OR TAX ADVICE. EACH INVESTOR SHOULD CONTACT HIS OR HER OWN ADVISORS REGARDING THE APPROPRIATENESS OF THIS INVESTMENT AND THE TAX CONSEQUENCES THEREOF WHICH MAY DIFFER DEPENDING ON AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. IN NO EVENT SHOULD THIS OFFERING CIRCULAR BE DEEMED TO BE CONSIDERED TAX ADVICE PROVIDED BY US.

The information contained in this Offering Circular is as of the date set forth on the cover page, and delivery of this Offering Circular at any time does not imply that the information contained herein is correct as of any date subsequent to the date set forth on the cover page.

The Company reserves the right to reject any offering for equity or to terminate, at any time, the solicitation or indications of interest in investing in the opportunity or the further participation in the investigation and proposal process by any party. Finally, the Company reserves the right to modify, at any time, any procedures related to such process without assigning any reason therefore.

We are not a reporting Company under the federal securities laws. We do not intend to furnish annual reports to our security holders containing financial statements that have been audited by independent public accountants.

Inquiries

For additional information regarding Response Scientific please contact:

Sunny J. Barkats, Esq.
***JSBarkats**, PLLC*
18 East 41st Street, 14th Fl.
New York, NY 10017
info@jsbarkats.com

TABLE OF CONTENTS

	PAGE
OFFERING SUMMARY	9
FORWARD LOOKING STATEMENTS	11
EXECUTIVE SUMMARY	11
THE COMPANY	12
MANAGEMENT	22
INTERESTS OF NAMED EXPERTS AND COUNSEL	25
LITIGATION	25
SELLING SECURITY HOLDERS	25
DESCRIPTION OF SECURITIES	25
PLAN OF DISTRIBUTION	26
USE OF PROCEEDS	26
KEY INVESTMENT CONSIDERATIONS	27
CAPITALIZATION	27
PART F/S	28
MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
RISK FACTORS	37

OFFERING SUMMARY

This Offering Summary highlights information contained in other parts of this Offering Circular and is not a complete detailed description of the terms of the investment. Because it is a summary, it does not contain all of the information that you should consider before investing in the Offering. For a more complete understanding of this Offering Circular, you should read this entire document carefully, including information concerning the Company, the securities being sold through this Offering, and the information set forth under the heading "Risk Factors" starting on page 36.

Offering:	An offering of a maximum of 200 Units, each consisting of 12,500 shares (the "Maximum Offering"), and a minimum subscription of 1 Unit, which amount may be increased or decreased in the discretion of the Company's Board of Directors. The issuance and sale of the Units is being made in reliance upon Regulation A, which is an exemption from registration provided for under Section 3(b) of the Securities Act, and in reliance on applicable registration, or exemptions from registration, provisions under certain state securities laws.
Ownership of the Company:	Immediately following the Offering, it is anticipated that the outstanding capitalization of the Company will consist of: (i) 2,500,000 shares of common stock if the Maximum Offering is sold (or more if the Company elects to accept over subscriptions); plus, (ii) approximately 36,819,145 shares of common stock that are held by the Company's previously existing stockholders, for a total of 39,719,145 shares of common stock outstanding. Assuming the sale of all of the Units in the Offering, the purchasers in the Offering will beneficially own an aggregate of approximately 6.29% of the Company's outstanding common stock following the Offering on a fully diluted basis.
Board Composition:	After the Offering, the members of the Company's Board of Directors will be Gregory D. Webster, Allan N. Fields MD, James J. Balija and Captain Bryan K. Finch, USN (Ret.).
Closing:	It is anticipated that the initial closing will occur within 30 days of the date of this Offering Circular. Thereafter, additional closings may be held from time to time in the Company's discretion (each such date being sometimes referred to herein as a "Closing Date"). Closings shall be held at such time and place, and on such date or dates, as the Company may determine.
Use of Proceeds:	The Company anticipates net proceeds of the Offering, after payment of estimated costs and expenses associated with the Offering, of approximately $5,000,000 if the Maximum Offering is sold. The net proceeds will be applied as described under "Use of Proceeds." The Company plans to use the proceeds of the Offering to effectuate a going public transaction on a national exchange within the next 9 to 12 months with any remainder to be applied to research and development expenses and for general corporate and working capital purposes.
Subscription Documents:	To subscribe for Units, a qualified subscriber must complete, execute, and return to the Company the Subscription Agreement (Exhibit "A") and the Investor Questionnaire (Exhibit "B"), which contain certain representations, covenants, warranties, and undertakings, all of which should be carefully considered by the subscriber before execution. A qualified subscriber should also send a wire transfer to the Escrow Account established for the Offering or certified check payable to "JSBarkats, PLLC, as Escrow Agent for Response Scientific", in an amount equal to the purchase price for the Units subscribed. Pursuant to the Subscription Agreement, an investor will (i) waive the right to bring any

action against the Company, or any other party, on the basis of any information or representation not contained in this Offering Circular or any future supplement; (ii) agree that any action or proceeding will be governed by the laws of the State of New York, and may only be brought in the Federal Courts of the State of New York; and (iii) agree to pay the fees and expenses of counsel to the Company in the event on any claim.

Investor Suitability: No Units will be offered or sold to any prospective subscriber who does not qualify within the terms of the Investor Questionnaire. The Company reserves the right, in its sole discretion, for any reason or for no reason, to reject any potential subscriber and/or to limit the amount of Units sold to any subscriber in this Offering.

Acceptance of Rejection of Subscriptions: Subscription Agreements are not binding on the Company until accepted by the Company. If we reject all or a portion of any subscription, we will instruct the Escrow Agent to return to the prospective subscriber all, or the appropriate portion, of the amount submitted with such prospective investor's subscription, without interest or deduction. After all refunds have been made, the Company and its directors, officers, counsel, escrow agent and agents will have no further liability to subscribers.

Termination of Offering: If the Offering is terminated or withdrawn, the Escrow Agent will return to subscribers the subscription amounts held in escrow, without interest or deduction therefrom.

Additional Info: Web site: http://responsescientific.com.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. To the extent that any statements made in this Offering Circular or any supplement containing information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as "expects," "plans" "will," "may," "anticipates," believes," "should," "intends," "estimates," and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties are outlined in the section entitled "Risk Factors" and include, without limitation: our limited operating history; our ability to raise additional capital to finance our activities; the outcome of this Offering and legal and regulatory risks associated therewith; the ability to comply with FDA regulatory requirements; the seeking or enforceability or value of joint development, licensing, distribution, collaboration agreements with universities, development, pharmaceutical testing, or diagnostic companies; the ability to protect intellectual property and proprietary information; the period of time for which the proceeds of the Offering will enable us to fund our operations; general economic and business conditions; volatility of our operating results and financial condition; and other various risks.

Information regarding market and industry statistics contained in this Offering Circular is included based on available information that the Company believes is accurate. The Company has not, and will not, review or include data in the Offering Circular or any Supplement from all sources, and cannot assure investors of the accuracy or completeness of the data included in this Offering Circular or any supplement. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue, and market acceptance of products and services. The Company urges prospective investors to do their own research regarding the potential market for the Company's products in development. The Company undertakes no obligation to publicly update any forward-looking statements. As a result, investors should not place undue reliance on these forward-looking statements.

EXECUTIVE SUMMARY

The Offering:

Response Scientific, Inc. hereby offers $5,000,000.00 of a maximum of 200 Units, each unit consisting of 12,500 shares of common stock at a purchase price of $25,000 per unit, pursuant to Regulation A under Securities Act of 1933, as amended, and any applicable state securities law registration or exemption requirements. The proceeds from the Offering will be used by the Company to finance its efforts of going public on a national exchange over the next 6 to 12 months, fund research and development, and for general corporate and working capital purposes. The Company's stock is not currently listed on any national securities exchange and it not a reporting company under the Securities Exchange Act of 1934, as amended.

Company Overview:

Response Scientific®, Inc. ("RSI" or the "Company") is a growth stage company that has developed a patented prescription medical food for the treatment of insulin dependent diabetes and a Micro/Nano encapsulation technology that "shields and protects" the contents of Micro/Nano capsules from damaging stomach acids and enzymatic degradation.

Receptorex™: RSI has developed a prescription-only patented medical food that lowers the amount of insulin required to maintain a healthy blood glucose level. This affects both type 1 and type 2 diabetes patients.

Aegis Fluidics Micro/Nano Encapsulation™: RSI is the exclusive worldwide sub-licensee for a patented oral delivery system, device and technology. RSI will manage and further develop the device and technology specializing in the Micro/Nano encapsulation of fluids. This device allows Rx drugs, medical foods, and nutraceuticals in liquid form to bypass damaging stomach acids and enzymatic action. RSI plans to further sub-license the Aegis Fluidics™ system to pharmaceutical manufacturers seeking to utilize this technology of enhanced bioavailability in what is a unique form of time-release.

Principle Office Information:

The address and telephone number of the principle office of the Company is:

Response Scientific, Inc.
5 Independence Way, Suite 300
Princeton, NJ 08540
Tel.: (609 228-5788
Fax: (609) 482-4233

THE COMPANY

Response Scientific, Inc.® (RSI) is a biotechnology corporation. RSI's mission is to improve people's lives through innovative research leading to revolutionary new healthcare treatments. To that end, RSI has assembled a renowned scientific advisory board and personnel to accomplish our mission and address the global health concerns of millions of people. RSI is focused on the fields of insulin resistance and microfluidics encapsulation.

Background

The Company has developed a patented treatment for diabetes and acquired the worldwide rights to a novel drug delivery system. The delivery system revolutionizes the way oral medications are protected from damaging stomach acids and enzymatic degradation. Protein and peptide derived drugs and nutraceuticals are particularly subject to this damage.

The **Aegis Fluidics Microencapsulation™** system has an unprecedented first mover advantage in this market and enjoys limited to no direct competition. Depending upon the particular application the capsules may be produced in micro or nano size. Several U.S. patents currently protect the Microencapsulation device and related technology.


Receptorex

Insulin Resistance – Receptorex™

RSI plans to begin manufacturing its patented insulin resistance medical food named Receptorex™ (US Patents 7,943,163 & US Patent 8,420,125 and bring this product to market in 2014. This product is classified as a prescription medical food.

In early stage human testing, Receptorex™ has demonstrated the ability to dramatically reduce the amount of insulin required by insulin-dependent people with Type 1 and Type 2 Diabetes by as much as 50 percent. This efficacy presents itself in a matter of a few days, increasing its effectiveness steadily over one to two weeks to reach peak levels. There are distinct problems associated with increased amounts of insulin in the body, not the least of which is weight gain. Insulin is a polypeptide anabolic hormone that influences the metabolic synthesis of micro molecules, i.e. the lipids (cholesterol and triglycerides).

It is important to note that all of RSI's prior research & development was accomplished using current industry standard encapsulation. The implementation of RSI's patented Aegis Fluidics Microencapsulation™ technology will deliver superior results.


Aegis Fluidics
microencapsulation

Aegis Fluidics Microencapsulation™

During the research and development stage of Receptorex™ it became apparent that a unique method for delivery into the bloodstream would be necessary. Working with scientists from Biocell Technologies and North Carolina State University's School of Aerospace Engineering, RSI's efforts resulted in a remarkable oral delivery system. RSI holds the exclusive worldwide sub-license for this technology. The device enables prescription drugs, medical foods, and nutraceuticals in liquid form to pass through damaging stomach acids and enzymatic degradation. The result is a higher percentage of the encapsulated substance being delivered into the bloodstream, which means an increase in bioavailability. Another advantage is that the microcapsules release their contents by diffusion, thus creating a desirable long-term, time –release effect.

The Aegis Fluidics Microencapsulation™ technology also allows RSI to manufacture a proprietary line of Microvail™ micronutrients (nutraceuticals) with test proven bioavailability, therein lending credence to the entire industry.

RSI will sublicense the Aegis technology to pharmaceutical manufacturers seeking to improve the bioavailability of their own drugs. In certain cases manufacturers could then apply for new patents based on unexpected results.


MICROVAIL

Microencapsulated Micronutrients

One core focus of the Company is to manufacture a proprietary line of micronutrients that we have named Microvail™ to illustrate enhanced bioavailability. These micronutrients will be manufactured utilizing the Aegis Fluidics Microencapsulation™ technology. This allows Microvail™ products to deliver more of a product to the bloodstream using less of an ingredient.

Microvail™ products will all provide enhanced bioavailability and be time-released. These features will be documented and all statements test proven by viable American testing laboratories.

Each once-a-day dose will be supplied in sealed individual foil pouches and be placed in boxes of 30. There are major advantages to this packaging not the least of which are dose portability and longevity.

Receptorex™: The primary market for Receptorex™ is diabetes, the disease effecting the largest patient population. Data from the American Diabetes Association (ADA) indicates that 18.8 million people are diagnosed with diabetes and 7 million are undiagnosed (USA). In the last ten years newly diagnosed cases have accelerated to 1.9 million new patients each year. A condition known as Pre-Diabetes is estimated to affect as many as 79 million additional people. Preliminary evidence suggests that Receptorex™ could delay and/or prevent these patients from advancing to fully developed diabetes.


25.8 Million Adults in the US Have Diabetes
US Population (millions)
118.9 Normal Glucose Tolerance
104.8 Abnormal Glucose Tolerance
79 Prediabetes (FG and/or A1C)
Up to 70% will develop type 2 during lifetime
7.0 Undiagnosed Diabetes
≈25.8 Million (90%-95% Type 2)
FG=Fasting glucose.
A1C=Hemoglobin A1C.

Diabetic Peripheral Neuropathy (DPN), another condition resulting from Diabetes, is also targeted for Receptorex™ treatment. Preliminary testing has revealed encouraging results.

In addition to its benefits for people with Diabetes, Receptorex™ may also benefit sufferers of polycystic ovarian syndrome (PCOS), a condition directly affected by insulin resistance. PCOS effects approximately 7% of all women of childbearing age worldwide and is currently treated with the Diabetes drug Metformin that can produce a host of undesirable side effects.

Research Pipeline – Oral Insulin

Oral Insulin: Applying the AFM technology system to existing long acting insulin, combined with a specific protease inhibitor(s) or combination thereof, may result in an acceptable level of insulin entering the blood stream, which creates a true oral insulin product. This would be a major medical advancement. In-house testing is expected to require two years further research prior to beginning human clinical trials.

Other Existing Prescription Drugs

RSI is also investigating the use of the Aegis Fluidic Microencapsulation™ system as a method of delivering other drugs with increased bioavailability. This is particularly applicable to newer protein and/or peptide-based drugs.

The Importance of the Medical Food Classification

Receptorex™ is classified by the FDA as a medical food. The importance of this classification is the Company's ability to make medical claims in advertising, which is not permitted with nutraceuticals. Being classified as a medical food has other important advantages, including: (1) the ability to use drug language for claims in marketing; (2) FDA registration or premarket review is not required; and (3) after placement in the FDA registry (formulary) of medical foods Receptorex™ may be reimbursed by insurance.

Medical foods are specially formulated and intended for the dietary management of a disease that has distinctive nutritional needs that cannot be met by normal diet alone. They are defined in the Food and Drug Administration's

1988 Orphan Drug Act Amendments and are subject to the general food and safety labeling requirements of the Federal Food, Drug and Cosmetic Act.

Medical foods are distinct from the broader category of foods for special dietary use and from traditional foods that bear a health claim. In order to be considered a medical food, the product must be a food for oral ingestion or tube feeding. Further, these products must be labeled for the dietary management of a specific medical disorder, disease or condition for which there are distinctive nutritional requirements, and be intended to be used under medical supervision.

Regulatory requirements for a prescription medical food must correct a disorder caused by a nutritional deficiency and must be given orally under the supervision of a physician. It must be specially formulated and manufactured under Good Manufacturing Practice (GMP) guidelines, and the ingredients must all be Generally Regarded as Safe (GRAS) or approved food additives. A medical food must also have the recommendation of an expert panel for safety and use on file.

Aegis Fluidics microcapsules are virtually invisible without magnification as seen below:


A 300um
B 500um
C 1000um=1mm

The Aegis Fluidics Micro/Nano microcapsules are 300 microns in diameter or smaller (shown on left "A") as relative to size. The bar graph below illustrates the longer time-release period of our superior LVG, or Low-viscosity guluronic acid, which is RSI's encapsulation material.


1600
1400
1200
1000
800
600
400
200
0
Diameters (um)
LVM 2%
LVG 2%
D
27g
25g
23g
20g
LVM = Low-viscosity high-mannuronic acid
LVG = Low-viscosity high guluronic acid

The Technology of Microfluidics Encapsulation

The Aegis Fluidics Microencapsulation™ device specializes in the micro/nano encapsulation of fluids enabling prescription drugs, medical foods and nutraceuticals in liquid form to pass through damaging stomach acids and enzymatic degradation. A key element to the Aegis system is the patented device itself and its ability to be easily scaled up from small laboratory volumes to massive quantities for major market production volumes.

In addition, this technology will allow pharmaceutical manufacturers to file new patent applications based on unexpected results by using less of the drug to obtain superior results than previously demonstrated. Depending on the individual drugs tested, the benefits as related to unexpected results, will vary. This patented device is sub-licensed exclusively to RSI and allows RSI to sub-license the device worldwide.

Diffusion and Concentration Gradients

The passage of the micro/nano capsules through the intestines is dependent on concentration gradients. A concentration gradient exists whenever a concentrated solution is in contact with a less concentrated solution.

Since the solutions are in contact, particles may flow between the two solutions by the process known as diffusion. Diffusion is a term used to describe the mixing of two different substances that are placed in contact.

Diffusion is the migrating of these different particles. Although particles move in every direction, there is a net flow from the more concentrated solution to the less concentrated solution. As the number of particles in the more concentrated solution diminishes and the number of particles in the less concentrated solution increases, the difference in concentration between the two decreases. Hence, the concentration gradient is said to get smaller and the concentrations of the solutions change more rapidly when the difference in their concentrations is greater.

This diffusion process continues until the concentrations of the two solutions are equal. This state is known as dynamic equilibrium. When the two solutions are in dynamic equilibrium, particles continue to move between the two solutions, but there is no net flow in any one direction.

While in transit through the digestive tract the Aegis micro/nano capsules never reach equilibrium and therefore continue to empty their contents until the contents are exhausted (time-release).

The diagram on the next page illustrates this action.


Aegis Fluidics™
microencapsulation

Aegis Fluidics Microcapsule Delivers Contents by Diffusion

Aegis Microcapsule
in transit through small intestine



Diffusion of capsule contents to villi...
Diffusion continues along transit route as equilibrium is never realized...



Extended time release of drug, nutrient or medical food is emptied from the microcapsule.


Small Intestinal Lining
Epithelial Lining
Protein Secretion
Lacteal
Artery
Capillary
Nano Drug Particles
diffusing into capillary bed
to Liver

Diagram of the Villi absorbing contents of the Aegis Fluidics™ Microcapsule

Markets

Prescription **Receptorex™** will target four (4) distinct markets:

1) Diabetes Type 1 and Type 2:

Diabetes is a worldwide pandemic. In 2013, in the United States alone, the ADA indicated that 18.8 million people have been diagnosed with diabetes. In the last ten years, newly diagnosed cases have accelerated to 1.9 million new patients each year.

Receptorex™ is the first product that has been shown to reduce the amount of insulin required to maintain healthy blood glucose levels. In 2012, Standard & Poor's analysts reported that the annual market is poised to jump from $35 billion in 2012 to $58 billion by 2018.

2) Pre-Diabetes:

A condition known as "pre-diabetes" is estimated to affect as many as 79 million additional people. To the best of our knowledge, there is no known product on the market that addresses Pre-Diabetes.

Preliminary data suggests that Receptorex™ may slow or halt the movement of Pre-Diabetes patients toward fully diagnosed type 1 or type 2 diabetes.

3) Diabetic Peripheral Neuropathy:

Diabetic Peripheral Neuropathy (DPN) is a particularly debilitating complication of diabetes and accounts for significant morbidity by predisposing the foot to ulceration and lower extremity amputation. It is estimated that between 12% and 50% of people with diabetes have some degree of DPN.

More than 60% of non-traumatic lower-limb amputations occur in people with diabetes. In 2006 according to the Center for Disease Control (CDC), approximately 65,700 non-traumatic lower-limb amputations were performed on people with diabetes.

The total annual cost of DPN and its complications in the U.S. was estimated to be between $4.6 and $13.7 billion. Additionally, up to 27% of the direct medical cost of diabetes may be attributed to DPN.

Limited in-house testing suggests that Receptorex™ may help to resolve the pain aspect of this condition.

4) Polycystic Ovarian Syndrome (PCOS):

According to the U.S. Department of Health and Human Services (2010) between 5% and 10% of women of childbearing age have polycystic ovarian syndrome (PCOS) with as many as 5 million women being affected. PCOS is a common chronic disorder of the endocrine system. It is characterized by a heterogeneous appearance of anovulation, hyperandrogenemia or secondary metabolic problems such as obesity and insulin resistance. The cause of PCOS is unknown, but most experts believe that genetics, hormonal imbalance, and insulin resistance play key roles. Many women have more than the normal amount of insulin in their body, the result of not being able to efficiently utilize insulin. Excess insulin is thought to increase the production of androgen in women. The global PCOS market was valued at approximately $656 million in 2010, and Global Data Management Corp. estimates the PCOS market to reach approximately $804 million by 2018.


Aegis Fluidics
microencapsulation

The Company's patented microencapsulation technology

Unexpected Results May Realize New Patents:

RSI seeks to partner and sub-license the Aegis system to pharmaceutical manufacturers wishing to enhance the bioavailability of their own products. This may allow them to file and obtain new patents based on unexpected results by using a lower drug dosage to obtain the results of the higher dosage. In the next few years many top selling drugs will go off patent. The magnitude of this wave of expiring drug patents is unprecedented. The ability to obtain new patents is critical to the financial future of pharmaceutical companies close to losing exclusivity.


MICROVAIL

The global dietary supplement market did not decline during the worldwide recession. Rather, the world market exhibited steady growth for the crisis-ridden period of 2008 to 2009. The market is expected to reach US$93.15 billion by the year 2015 (according to a new report by Global Industry Analysts Inc). In the United States alone the sales of vitamins and supplements at the retail level recorded a significant increase of more than ten percent in 2008, as compared to the previous year.

Initially this line of products will consist of micronutrients (nutraceuticals) with proven scientific basis for their current limited claims, i.e. Alpha lipoic acid, Gamma linolenic acid, Conjugated linoleic acid, etc. RSI intends to test and compare what is currently available with our version of similar components utilizing our Aegis technology. Superior bioavailability will be proven scientifically and explained to consumers and medical professionals through extensive marketing and promotion.

The Company plans to manufacture and distribute 5 initial nutraceuticals, including Alpha lipoic acid (ALA), Linolenic acid complex (GLA), Vitamin D, Conjugated linoleic acid (CLA) and Coenzyme Q-10.

Initial Micronutrient Product List

Alpha lipoic acid is an antioxidant that helps prevent certain kinds of cell damage in the body and also restores vitamin levels such as vitamin E and vitamin C. Alpha lipoic acid is currently sold in Germany as a prescription medication for diabetic peripheral neuropathy. There is also evidence that alpha lipoic acid may lower blood sugar levels. In its current form, alpha lipoic acid is poorly bioavailable.

Vitamin D is involved in regulating the levels of minerals such as phosphorous and calcium, so it is used for treating weak bones (osteoporosis), bone pain (osteomalacia), bone loss in people with a condition called hyperparathyroidism, and an inherited disease (osteogenesis imperfecta) in which the bones are especially brittle and easily broken. It is also used to prevent low calcium and bone loss (renal osteodystrophy) in people with kidney failure. It is used for preventing and treating rickets, a disease that is caused by vitamin D deficiency. In addition, Vitamin D is used for conditions of the heart and blood vessels, including high blood pressure and high cholesterol. It is also used for diabetes, obesity, muscle weakness, multiple sclerosis, rheumatoid arthritis, chronic obstructive pulmonary disease (COPD), asthma, bronchitis, premenstrual syndrome (PMS), and tooth and gum disease.

Gamma linolenic acid (GLA) is an omega-6 fatty acid found in various plant seed oils such as borage oil and evening primrose oil. It is used for conditions that affect the skin including systemic sclerosis, psoriasis, and eczema. It is also used for rheumatoid arthritis (RA), polyps in the mouth, high cholesterol and other blood fats, heart disease, metabolic syndrome (Syndrome-X), diabetic nerve pain, attention deficit-hyperactivity disorder (ADHD), depression, depression after childbirth, chronic fatigue syndrome (CFS), and hay fever (allergic rhinitis). Some people use it to prevent cancer and to help breast cancer patients respond faster to treatment with the drug Tamoxifen.

Coenzyme Q-10 is an important vitamin-like substance required for the proper function of many organs and chemical reactions in the body. It helps provide energy to cells and also demonstrates antioxidant activity. Many people use coenzyme Q-10 for treating heart and blood vessel conditions such as congestive heart failure (CHF), chest pain (angina), high blood pressure, and heart problems linked to certain cancer drugs. It is also used for diabetes, gum disease (both taken by mouth and applied directly to the gums), breast cancer, Huntington's disease, Parkinson's disease, muscular dystrophy, increasing exercise tolerance, chronic fatigue syndrome (CFS), and Lyme disease.

Conjugated linoleic acid (CLA) is a slightly modified form of the omega-6 essential fatty acid "Linoleic Acid" that can help reduce body fat, increase lean muscle mass, maintain a healthy heart and arteries, keep cells working properly, help relieve diabetic neuropathy and help relieve PMS symptoms. CLA is also a potent antioxidant and has been known to enhance the immune system.

Insulin Resistance:

Insulin Resistance is best described as the body's inability to efficiently utilize insulin, a necessary hormone that converts sugar to energy. The solution for type 2 diabetes has always been the need to repair or re-sensitize damaged insulin receptors so that receptors function more efficiently.

Currently, many physicians counter the inefficient use of insulin by increasing the amount of insulin in the bloodstream hoping to force the receptors to use more insulin and thereby lower blood glucose levels. This oftentimes creates a condition known as hyperinsulinemia, or too much insulin in the blood. Overabundance of insulin causes receptors to become even more resistant and may lead to various detrimental complications including life-threatening cardiovascular problems.

The quality of the food, air, and water people consume along with other environmental issues, cause an imbalance of what are known as Reactive Oxygen Species or ROS molecules. These ROS molecules disrupt normal insulin receptor functionality by the oxidation of both the glycoprotein receptor molecules and the membrane lipids in which they are located, leading to increased insulin resistance.

Diabetes:

In type 1 diabetes, the body's autoimmune system has attacked and destroyed the insulin producing beta cells in the pancreas. This type of diabetes must be treated with insulin injections and is life-threatening. In type 2 diabetes, insulin is used concurrently with oral medications that stimulate the pancreas to increase the production of endogenous insulin.

Polycystic Ovarian Syndrome:

With the rise in the number of patients suffering from various stages of PCOS in the United States, doctors often prescribe metformin (Glucophage) as a way to reduce the symptoms of PCOS. Many women using metformin experience adverse side effects. These can range from a general malaise to disturbances in the gastrointestinal tract and vitamin B12 deficiency. Receptorex™ could replace metformin and eliminate these side effects.

Materials and Suppliers

RSI will employ a seasoned purchasing manager to work with marketing, product development, formulations and quality control personnel to source raw materials for products, as well as other items purchased by RSI. Raw materials will be sourced principally from the United States and China, and are available from a variety of suppliers. We seek to mitigate the risk of a shortage of raw materials through relationships with our principal suppliers, including identification of alternative suppliers for the same or similar raw materials where available. RSI also plans to manufacture bulk branded products to allow more extensive vertical integration and to improve the quality and consistency of raw materials.

Manufacturing and Distribution

Aegis Fluidics Microencapsulation™ manufacturing and quality control systems have been cleared and comply with all current and proposed FDA regulations. The initial setup, testing, and production runs will be performed in a pre-existing certified manufacturing facility to expedite time to market. The Company has identified several manufacturers that have all the current certifications and have excess capacity due to the current economic conditions. While the product development phase is underway in the U.S. the Company will begin its search for a distribution and manufacturing facility in Canada. The Canadian facility will become the primary manufacturing and distribution hub, while the U.S. facility will be the research and development lab until full-scale production begins in the U.S. The Company has identified the best location for a Canadian manufacturing facility. The head offices of most of Canada's retailers are located in Toronto. The U.S. is Canada's largest trading partner and the Canadian dollar has been trading on par for the last year. This is an important factor for U.S. companies doing business in Canada.

Marketing
#
Response Scientific, Inc. plans a marketing campaign to assist the sales of our products, and to educate the public on the science of bioavailability and why there may be a need for "less" of a particular ingredient. Our pricing will be set to match those of higher end suppliers.

A big advantage in our marketing is the usage of "Made in Canada" logo. RSI will qualify for this due to our Canadian manufacturing facility. There is a tremendous national pride in Canada and Canadians are willing to pay an extra 5-10% over a non-Canadian made product.

Our marketing campaign will commence on numerous fronts and will be lead by a team of experienced marketers and regional experts. RSI has budgeted a substantial sum of PR and advertising for this effort. Components of the campaign include:

- *Public Relations*: Prior to the launch in Canada RSI will hire a leading PR firm with experience in the retail chain drug store and nutraceuticals marketplace to establish television, radio, and print engagements for company representatives. This provides an excellent opportunity for education, as we can bring in members of our Scientific Advisory Board and other leading physicians and experts to lead discussions on bioavailability and the advantages our products bring.

- *Television/Radio Advertising*: RSI will interview leading Canadian advertising agencies. Television and radio advertising is still one of the most effective methods to promote a new product. As the Canadian market is much smaller than the US, the ad rates are much less on a CPM (cost per thousand) basis, allowing RSI to cover the entire country without an exceptionally large budget. Advertising will start prior to the first product order.

- *Cooperative Advertising*: Large retailers respond to a generous cooperative advertising budget to promote the product in their flyers and newspaper supplements (in contrast to the extra fees charged by retailers in the US market). Historically, Canadian retailers commonly pay invoices promptly on net 30-day terms, allowing funds to come directly from retailer payments rather than the budget.

Marketing and Sales Strategy

Canadian Market

RSI's strategy is to start manufacturing in the United States and market these products to Canadian chain drugstores. It is important to note that Canadian chain drugstores usually pay for their purchases upon receipt of goods. This is highly beneficial in order to minimize the cash required to enter the market.

- Retail Drugstores: The Company has previous experience in selling product into this channel successfully; and through the established relationships of our VP of Canadian Sales, lead-time for product acceptance is shortened. Sales to 9,000 stores will be direct with no distributor fees, paid allowing for a generous co-op advertising budget.

- Health Practitioners: Not currently a major channel in Canada, but a channel that already understands the advantages of our products brought by the micro/nano encapsulation. They will become early champions and emissaries of the products.

Pricing

Our pricing goals are to be on par with the higher priced premium products currently on the market. Through the micro/nano encapsulation technology less of the nutrient is needed to achieve a greater effectiveness than current dosages and processes provide. Using fewer ingredients will offset production and packaging costs. Our pricing is established primarily for direct sales to retailers but includes more than sufficient margin for distributor fees.

Revenue Projections

Response Scientific, Inc. will have varied percentages of success in specific markets based on many factors, notably the acceptance of the first five Aegis Fluidics™ Microencapsulated Micronutrient products for the Canadian market. All will rely on the advertisement of the new technology and the aggressive nature of large companies with imbedded products and personal relationships. We believe the greatest percentage of success will come from the Aegis Fluidics Micronutrients revenue streams.

MANAGEMENT

Gregory D. Webster – President, Chief Executive Officer & Chairman of the Board

Gregory D. Webster is the co-inventor of RSI's patented Receptorex™ technology. He is a person with diabetes and a well-known advocate for finding solutions to the pandemic of diabetes through medical research and education. In May of 2002 Webster founded Response Scientific® Inc. and successfully attracted an impressive group of the world's leading researchers to our company.

In 1995, Webster founded and served as President & Publisher of Patients Publishing Company, Inc., an award-winning healthcare publisher specializing in the educational management of diabetes. As such Webster attended numerous national and international diabetes scientific symposiums. In the early 1990's, Webster was a marketing and sales consultant specializing in the design, development and production of advertising materials for print media. Webster's scientific background includes a combined 10 years' experience with the scientific instrument divisions of Nikon, Inc., and Carl Zeiss Jena, GMBH.

Emmanuel C. Opara, PhD. - Vice President of Science and Technology, Chairman of Scientific Advisory Board

Dr. Opara is the co-inventor of the RSI's Receptorex™ technology. Dr. Opara currently serves as a Professor of Regenerative Medicine & Tissue Engineering at the Wake Forest Institute for Regenerative Medicine of the Wake Forest School of Medicine. Prior to this Opara was Research Professor at the Pritzker Institute of Biomedical Engineering, Illinois Institute of Technology and Senior Investigator in the Human Islet Transplant Program at the University of Chicago. He received his PhD in Medical Biochemistry from the University of London (UK) in 1984. His distinguished career path led him next to the Mayo Clinic (3 years), the National Institutes of Health (2 years), Duke University Medical School (15 years) prior to his current position.

Dr. Opara's broad area of research interest can be summarized as diabetes, nutrition, and metabolism. Opara's research interest is antioxidant biology and disease with a specific focus on the role played by oxygen free radicals in the pathogenesis of diabetes and digestive disorders. In addition to his work with our company, Dr. Opara's research focus is the development of a bioartificial pancreas as a treatment/cure for type 1 diabetes. Tremendous effort is devoted to developing cell encapsulation and cryopreservation procedures, devices, and biomaterials.
#
Captain Bryan K. Finch, USN (Ret.) – Vice President & Director

Captain Finch is the former Senior Chaplain at the United States Coast Guard Academy at New London, CT. He has a distinguished thirty-one year military career. Bryan is an outstanding leader and proven problem-solver. He is able to build constructive relationships, work cooperatively and collaborate with staff, colleagues, community, business, and government leaders at all levels.

Bryan has served in a combat theater with the Sixth Marine Regiment, Bagram Airfield, Afghanistan. He was on-scene at Ground Zero with the first United States Coast Guard response to the 911 attacks on the World Trade Center. He supported over 200 Coast Guard, FBI, and National Guard personnel while also working directly with victims' families. In addition, Bryan assisted rescue personnel in recovery of victims and survivors while also providing counseling to New York City Police and Fire Department personnel.

Captain Finch has worked collaboratively with the American Red Cross and the United Nations to analyze the need for the development and implementation of effective human rights policy. In addition, Bryan holds military awards ranging from the Meritorious Service Medal to a Combat Action Ribbon. the U. S. Dept. of Transportation also awarded Bryan the 9/11 Medal. Captain Finch holds a Masters Degree in Theology from Princeton University.

Michael S. Tempesta, PhD. (Organic Chemistry) – Member of the Scientific Advisory Board

Dr. Tempesta is currently the Managing Partner of Phenolics, LLC and Director & Co-Founder of TerraPharm, Inc. He received his PhD in Organic Chemistry from the University of Arizona in 1981. His PhD Thesis is titled the "Structural Elucidation of Antitumor Agents from Plants".

Dr. Michael S. Tempesta has been involved in both academic and corporate research and developments in the marine and plant-derived natural product chemistry area since 1978. He has published extensively (>100 papers/abstracts/book chapters, including numerous patents and patent applications) and lectured throughout the world on the discovery and development of natural products useful in pharmaceutical, cosmetic, dietary supplement/herbal areas.

Dr. Tempesta was a co-founder and Chief Scientific Officer of Shaman Pharmaceuticals, raising >$75M with the CEO during his tenure. He is the sole inventor of Shaman's lead pharmaceuticals derived from Croton lechleri (NDA approved on 12/31/2012 by Salix Pharmaceuticals). Dr. Tempesta was previously the Chief Scientific Officer of Larex, Inc. During this time, he was responsible in part for the construction of a new large-scale plant to produce the ingredients. Dr. Tempesta was also responsible in part for the development of the Centrum Herbal line for American Home Products while Senior Vice President at Pharmaprint, Inc. This included overseeing the comprehensive biological and chemical evaluation, intellectual property protection and production.

Dr. Tempesta has been actively involved in the venture capital community as well, acting as an Independent General Partner for Technology Funding from 1996 until 2006. In 2001, he founded Phenolics, LLC, and is active in development of new pharmaceutical-grade ingredients for the drug and consumer health care markets. One example is the very successful GNC Amplified Creatine 189, which led to the creation of an entire line of new products based on the technology (total revenues >$100 MM). In 2007, Dr. Tempesta founded TerraPharm, Inc., which is involved in the development of botanical drugs, medical foods and pharmaceutical-grade dietary supplements, with five US Phase 2 botanical drug IND's.

James J. Balija, PhD, Vice President, Secretary and Director

Dr. Balija currently serves as an adjunct professor in the CORE program at Fairleigh Dickinson University's Metropolitan Campus in Teaneck NJ. During the past 30 years, he has served in several administrative and leadership positions within the non-profit healthcare community including that as the second executive director of the American Association of Diabetes Educators, Chicago IL. During his tenure at AADE he built extensive, multi-disciplinary educational programs focusing on new therapies to assist individuals with diabetes. From a handful of educational programs offered annually, he grew this effort to over 100 stand-alone sections and increased the number of programs and industry involvement at the annual scientific sessions. In addition, he lead an effort to expand Medicare funding for diabetes supplies, materials and education that resulted in a successful bipartisan Congressional legislative change to reduce long term expenses and improve patient outcomes. Dr. Balija was responsible for another significant collaborative effort, initiating a joint effort with the American Diabetes Association, the American Dietetic Association, the American Pharmacy Association and the American Association of Diabetics Educators, Dr. Balija implemented a state based effort that successfully changed insurance legislation in 38 states expanding care for people with this chronic disease.

Prior to that Balija was a division director with the American Osteopathic Association (1986-1996), the American Dental Association (1984-1986), and the American Medical Association (1980-1984). A noted speaker, organizer and consultant, Balija has used his expertise in these areas help other groups and individuals to grow their organizations. He is regularly endorsed for these efforts and is in high demand because of his experience and expertise. Balija brings immediate credibility and invaluable relationships to our organization in promoting our Receptorex™ technology.

Allan N. Fields, MD, Vice President and Director

Dr. Fields is currently the attending physician and surgeon at Sinai Medical Center. He is a person with diabetes. Dr. Fields has been a practicing surgeon specializing in general surgery since 1973. Previously, he served as Associate Clinical Professor of Surgery at Nova Southeastern University, Professor of Surgery at Barry University School of Podiatric Medicine, and Chairman of the Department of Surgery and Chief of General Surgery for Humana Hospital (South Broward). For two decades Fields was Chairman of the Speaker's Bureau of Public Education for the American Cancer Society (Dade County), as well as a recipient of the National American Cancer Society Physician Award.

Previously, he served as Associate Clinical Professor of Surgery at Nova Southeastern University, Professor of Surgery at Barry University School of Podiatric Medicine, and Chairman of the Department of Surgery and Chief of General Surgery for Humana Hospital (South Broward). For two decades Fields was Chairman of the Speaker's Bureau of Public Education for the American Cancer Society (Dade County), as well as a recipient of the National American Cancer Society Physician Award.

M. K. "Ram" Ramasubramanian, PhD – Member of the Scientific Advisory Board

Dr. Ramasubramanian is currently the Chairman of the Department of Mechanical Engineering, Clemson University College of Engineering & Science. He received his PhD in Mechanical Engineering from Syracuse University in 1987.

Dr. Ramasubramanian working in cooperation with RSI Vice President and scientific team leader Dr. Emmanuel C. Opara, are together responsible for the unique engineering design and patented manufacturing technique of the Aegis Fluidics Micro/Nano encapsulation™ system. This first-of-its-kind medical device is utilized in the manufacturing of RSI's patented drug delivery method for Receptorex™. This engineering design may enable RSI to manufacture certain products for other pharmaceutical companies seeking a more efficient and potent drug delivery system. Dr. M. K. Ramasubramanian's research interests are in Bio-Mechatronics, Bio-MEMS, Biomimetics, Tissue Engineering, and Bio-Manufacturing.

Dirk Van Wijk - Vice President Canada Operations – Sales and Marketing Manager

Dirk Van Wijk has over 40 years of retail development experience. His expertise is in the development of shelf edge product presentation with the emphasis on increasing turns and profitability. He was responsible for the development of niche marketing programs for one of Canada's leading home improvement retailers for over 25 years. He is well versed in implementing national marketing programs and making them work at the retail store level.

His experience covers introducing new products and the supporting marketing programs to national pharmacy and drugstore retailers across Canada. His understanding of the Canadian retail environment has proven to be of great value to his clients served by his retail development consulting company. His company, DVW Retail Development, has worked with Canada's leading suppliers of point of purchase materials and helped brands like Toys "R" Us, Red Bull, Home Hardware and Staples achieve their marketing objectives.

Mr. Van Wijk's many merchandising and sales development seminars and presentations have helped untold retailers in improving their bottom line. He currently writes a column for one of Canada's national health food and health products magazines.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None of the named experts or counsel who rendered an opinion on, certified, or participated in, the preparation of this Offering Circular were employed on a contingency basis, or received a substantial interest in the registrant or it parents or subsidiaries as a result of this offering.

LITIGATION

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SELLING SECURITY HOLDERS

None of the securities to be registered pursuant to this Offering Circular are offered for the account of any security holders.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, no par value per share. As of October 3, 2013, 39,219,145 shares of the Company's common stock are issued and outstanding.

Each share of common stock shall have one (1) vote per share for all purposes. Our common stock does not provide a preemptive or conversion right and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of the Company's board of directors.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Shareholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

PLAN OF DISTRIBUTION

The Company will not engage any selling agents for commission or other compensation in this offering. The offering will be made through the Company's directors and officers.

USE OF PROCEEDS

RSI is seeking to raise $5,000,000 under the terms of this Offering Circular which will be applied over the next twelve (12) months, as shown in the table below for: drug materials, products and analysis; research and development of the Company's leading drug candidate and its application; employee expense in both research and development and administration; equipment purchased in the ordinary course of business; and legal and professional expense to list the Company's stock on a quotation system or national exchange. The below table outlines the Company's estimated use of proceeds for the proceeds of this offering assuming full subscription:

USE OF PROCEEDS OF THE OFFERING

Total Cost of Goods Sold	$2,301,000
NJ Salaries and Payroll	$370,000
Canada Warehouse and Sales	$222,600
Sales and Marketing	$762,880
NJ Manufacturing and Quality Control	$330,000
General and Administrative Expenses	$328,230
Working Capital	$685,290
TOTAL	**$5,000,000**

The Company has no imminent plans to solicit material amounts beyond this Offering. However, those projections and plans may change at any time. None of the proceeds of the offering will be used to retire debt, purchase assets other than in the ordinary course of business, or reimburse anyone for services rendered, assets transferred or money loaned to the Company.

If we sell the Maximum Units in this Offering resulting in gross proceeds of $5,000,000, we believe we will have sufficient capital to fund our operations for the next 12 months. While we do not expect to become cash flow positive within 12 months, and may not achieve any revenue from product sales, we do not anticipate any cash flow problems in the foreseeable future. However, should we raise less than the Maximum Offering, we may run out of operating capital within 12 months, or sooner. Since the development and commercialization of our product candidates is contingent on raising additional capital to continue our research and, thereafter, the marketing and commercialization of each of our compounds, if we cannot raise additional capital, we will not be able to pursue development or our product candidates. All estimated timeframes in this Offering Circular, including the projected use of proceeds table above, assumes the successful close of this Offering and the successfully raising of the necessary additional capital to fund continued our operations as planned.

KEY INVESTMENT CONSIDERATIONS

The key investment considerations discussed below are qualified by the more detailed information appearing elsewhere in this Offering Circular, including "Risk Factors" beginning on page 36. This Offering Circular contains certain forward-looking statements. The Company's actual results could differ materially from the results anticipated in these forward-looking statements, among other things, as a result of certain factors discussed in "Risk Factors", "Forward-Looking Statements" and elsewhere in this Offering Circular.

We May Need Additional Capital.

Even after the Offering, we may need additional capital to continue our operations. For the six months following the Closing Date (as defined below), we will have to fund all of our operations and capital expenditures from the net proceeds of this Offering and cash on hand. If we sell the Maximum Units in this Offering resulting in gross proceeds of $5,000,000, we believe we will have sufficient capital to fund our operations for the next 18 months. While we do not expect to become cash flow positive within 12 months, and may not achieve any revenue from product sales, we do not anticipate any cash flow problems in the foreseeable future. However, should we raise less than the Maximum Offering, we may run out of operating capital within 12 months, or sooner. Since the development and commercialization of our product candidates is contingent on raising additional capital to continue our research and, thereafter, the marketing and commercialization of each of our compounds, if we cannot raise additional capital, we will not be able to pursue development or our product candidates. All estimated timeframes in this Offering Circular, including the projected use of proceeds table above, assumes the successful close of this Offering and the successfully raising of the necessary additional capital to fund continued our operations as planned.

CAPITALIZATION

The current capitalization of the Company is as follows:

Shareholder	No. of Shares	Percentage
Officers & Directors	10,750,000	29.20%
Other Holders	26,069,145	70.80%
TOTAL	**36,819,145**	**100.00%**

The projected capitalization of the Company assuming the sale of all of the Units in the Offering is as follows:

Shareholder	No. of Shares	Percentage
Officers & Directors	10,750,000	27.41%
Other Holders	26,069,145	66.47%

Investors in Current Offering	2,400,000	6.12%
TOTAL	**39,219,145**	**100.00%**

PART F/S

The financial statements required by Part F/S of this Offering Circular section of Form 1-A are found after the signature page hereto.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion may contain forward-looking statements and information that is based upon beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by Company's management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used in the discussion that follows and elsewhere in this document, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," or the negative of these terms and similar expressions as they relate to the Company or the Company's management are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments, and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates. This discussion and analysis should be read in conjunction with the Company's financial statements and accompanying notes to the financial statements for the years ended December 31, 2012, and 2011, respectively. The Company's independent auditors, DKM Certified Public Accountants, have reviewed the balance sheets and the related statements of operations and retained earnings and cash flows for the periods presented. Such review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Plan of Operation (Planned Products)

The Company's lead product for the treatment of type 1 and type 2 diabetes is the patented medical food, Receptorex™ which the company will initially market as part of the Microvail™ product line. This product will be further tested for the treatment and prevention of pre-diabetes, diabetic peripheral neuropathy, and PCOS (polycystic ovarian syndrome).

The Company's lead technology for the nutritional health market is the Microvail™ Microencapsulated Micronutrient line of highly bioavailable dietary supplements. These products are manufactured using RSI's exclusive patented fluidics microencapsulation technology which assures increased bioavailability. According to News-Medical, nearly two-thirds of the American population takes at least one type of nutraceutical health product.

The gain in popularity of the use of nutraceuticals to achieve desirable therapeutic outcomes with reduced side effects as compared with other therapeutic agents has resulted in monetary growth for nutraceutical providers.

The preference for the discovery and production of nutraceuticals over pharmaceuticals is well seen in pharmaceutical and biotech companies. Some of the pharmaceutical and biotech companies, which commit major resources to the discovery of nutraceuticals, include Monsanto, American Home Products, DuPont, Abbott Laboratories, Warner-Lambert, Johnson & Johnson, and Novartis.

The strategic direction of the Company is centered on production of the aforementioned products and launch marketing efforts. The Company is negotiating agreements for manufacturing laboratory space that is already FDA approved for our production purposes. In order to advance our plans, RSI expects to incur operating losses through 2013.

The Company's future operations are dependent upon its ability to generate cash. The Company is in the process of registering a class of securities with the SEC to become a publicly traded company and anticipates being quoted in the over-the-counter marketplace. The Company is seeking to raise approximately USD$5 million through the sale of its common stock.

While the Company is striving to achieve these plans, there is no assurance that these and other strategies will be achieved or that such sources of funds will be obtained on favorable terms or obtained at all. If the Company cannot secure financing on terms acceptable to it, the Company will consider additional strategic alternatives which may include exploring the monetization of certain intangible assets as well as seeking to outlicense assets or potential asset divestitures.

The Company may decide to accelerate, terminate or reduce its focus in certain research areas, or commence research in a new area as a result of the Company's research progress and the availability of financial resources. These decisions are made with the goals of managing the Company's cash resources and optimizing the Company's opportunities. Management is currently unaware of any factors that would change this strategy over the next year.

Results of Operations

Three months ended June 30, 2013 as compared to June 30, 2012

Net Loss

The Company experienced a net loss of $3,843 for the three months ended June 30, 2013, as compared to $32,149 for the three months ended June 30, 2012, a decrease of $28,306. The resulting net loss decrease is due to a decrease in research and development costs, and travel related expenses.

General and Administrative Expenses

The Company incurred general and administrative expenses of $15,843 for the three months ended June 30, 2013, as compared to $20,149 for the three months ended June 30, 2012, a decrease of $4,306. During the three months ended June 30, 2013, the Company focused on further marketing its product and technology.

Research and Development Expenses

The Company did not incur research and development expenses for the three months ended June 30, 2013, which is a decrease of $12,000 over the three months ended June 30, 2012. During the three months ended June 30, 2013, the Company received a credit of $12,000 from Biocell Technologies as a result of manufacturing processes of our microencapsulation device being ahead of schedule.

Six months ended June 30, 2013 as compared to June 30, 2012

Net Loss

The Company experienced a net loss of $30,360 for the six months ended June 30, 2013, as compared to $314,912 for the six months ended June 30, 2012, an increase of $284,552. The resulting net loss increase is primarily due to an increase in stock and other compensation, research and development costs, and travel related expenses.

General and Administrative Expenses

The Company incurred general and administrative expenses of $42,211 for the six months ended June 30, 2013, as compared to $302,953 for the six months ended June 30, 2012, an increase of $260,742. During the six months ended June 30, 2013, the Company focused on further marketing its product and technology.

Research and Development Expenses

The Company incurred research and development expenses of $149 for the six months ended June 30, 2013, as compared to $12,055 for the six months ended June 30, 2012, a decrease of $11,906. During the six months ended June 30, 2013, the Company was credited $12,000 as a result of Biocell Technologies advising the Company that the manufacturing of our microencapsulation device was ahead of schedule. The Company is finalizing the development of the Company's patented Microencapsulation Device, which allows the Company to begin manufacturing its line of microencapsulated micronutrients that are expected to become feasible products during the year ended December 31, 2013.

For the Year Ended December 31, 2012, as compared to the Year Ended December 31, 2011

Net Loss

The Company experienced a net loss of $718,472 for the year ended December 31, 2012, as compared to $394,495 for the year ended December 31, 2011, an increase of $323,977. The resulting net loss increase is primarily due to an increase in stock and other compensation, research and development costs, and travel related expenses.

General and Administrative Expenses

The Company incurred general and administrative expenses of $673,334 for the year ended December 31, 2012, as compared to $386,539 for the year ended December 31, 2011, an increase of $286,795. During the year ended December 31, 2012, the Company focused on further marketing its product and technology. Travel expenses increased, as did compensation and legal and professional fees as compared to the year ended December 31, 2011.

Research and Development Expenses

The Company incurred research and development expenses of $37,234 for the year ended December 31, 2012, as compared to $423 for the year ended December 31, 2011, an increase of $36,811. The increase is attributed to finalizing the development of the Company's patented Microencapsulation Device, which allows the Company to begin manufacturing its line of microencapsulated micronutrients that are expected to become feasible products during the year ended December 31, 2013.

Liquidity and Capital Resources

As of June 30, 2013, the Company had a cash balance of $0 and we anticipate that our operational and general and administrative expenses for the next 12 months will total approximately $150,000. The Company does not have sufficient funds to cover its expenses over the next twelve months and there can be no assurance that additional capital will be available to the Company. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. We currently have no commitments with any person for any capital expenditures.

Using an annualized figure of $150,000 for our costs, including professional and legal services (e.g. bookkeeping, audit costs, attorney fees, advertising and printing services), costs are approximately $12,500 a month.

Over the next 12 months, we would like to raise approximately USD $5 million in order to continue our marketing plan and develop our products. To achieve our goals, a large portion of the funds raised will be invested in advertising, marketing, and product development expenses. Our success is contingent upon having enough capital to build a functional product and a strong customer base to support the business. We hope to raise additional funds within the next 3-6 months. A private placement is the most likely scenario for the Company to achieve success in raising additional funds for its operations. There are no discussions with any parties at this point in time for additional funding; however, we will attempt to discuss our business plan with various brokers in the U.S.

Completion of our plan of operations is subject to attaining adequate revenue. We cannot assure investors that adequate revenues will be generated. In the absence of our projected revenues, we may be unable to proceed with our plan of operation. Even without adequate revenues within the next twelve months, we still anticipate being able to continue with our present activities, but we may require financing to achieve our profit, revenue, and growth goals.

We do not anticipate the purchase or sale of any significant equipment. We also do not expect any significant additions to the number of employees, unless adequate financing is raised. The foregoing represents our best estimate of our cash needs based on current planning and business conditions. The exact allocation, purposes and timing of any monies raised in subsequent private financings may vary significantly depending upon the exact amount of funds raised and our progress with the execution of our business plan.

Critical Accounting Policies

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Fiscal year end

The Company elected December 31 as its fiscal year end upon its formation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2011, there were no cash equivalents.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts payable and accrued expenses, approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

It is not however, practical to determine the fair value of advances from stockholders due to their related party nature.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

The Company has adopted paragraph 360-10-35-17 of the FASB Accounting Standards Codification for its long-lived assets. The Company's long-lived assets, which include trademarks and patents, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the asset's expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company considers the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in the Company's overall strategy with respect to the manner or use of the acquired assets or changes in the Company's overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; and (v) regulatory changes. The Company evaluates acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Intangible Assets

The Company's intangible asset with a definite life consists of a patent that is amortized over a period of 20 years. The following table summarizes the components of gross and net intangible asset balances as of December 31, 2012 and 2011:

	June 30. 2013			June 30, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite lived and amortizable intangible assets	$ 70,458	$ (11,860)	$ 58,598	$ 54,897	$ (1,530)	$ 53,367
Indefinite lived and non-amortizable trademarks	13,655	---	13,655	7,178	---	7,178
Total acquired intangible assets	$ 84,113	$ (11,860)	$ 72,253	$ 62,075	$ (1,530)	$ 60,545

Amortization for the next five years is as follows:

2013	$3,523
2014	$3,523
2015	$3,523
2016	$3,523
2017	$3,523

Buildings, Machinery, Office Equipment, and Other Fixed Assets

Fixed assets recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of fixed assets is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful life. Upon sale or retirement of the asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

Asset	Useful Life (in years)
Building	40 years
Machinery	5 years
Facilities	5 years
Vehicle and transportation	5 years
Fixtures	5 years

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25"). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Basic and Diluted Net Loss per Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options and warrants. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved ; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Common Stock Recorded as Compensation

The Company accounts for its stock based compensation in which the Company obtains employee services in share-based payment transactions under the recognition and measurement principles of the fair value recognition provisions of section 718-10-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instruments issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of share options or similar instrument awards is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- Expected term of share options and similar instruments: Pursuant to Paragraph 718-10-50-2 of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instruments. The Company will use historical data to estimate employee termination behavior. The contractual term of share options or similar instruments is used as expected term of share options or similar instruments for the Company if it is a thinly traded public entity.

- Expected volatility of the entity's shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index. The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility. If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

- Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends. The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected contractual life of the option.

- Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued.

Recent Accounting Pronouncements

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2012 through the date these financial statements were issued.

RISK FACTORS

The investment opportunity offered in this document may not be suitable for all recipients of this document. Prior to investing, investors are advised to consult professional advisers who specialize in advising on investments of this nature.

This section "Risk Factors" contains what the Company believes to be the principal risk factors associated with an investment in the Company. In addition to the other information contained in this document, these risk factors should be considered carefully in evaluating whether to make an investment in the Company. If any of the following risks, which are not exhaustive, were to materialize, the Company's business, financial condition, results or future operations could be materially adversely affected. Additional risks and uncertainties not presently known to the Company, or which the Company currently deem immaterial, may also have an adverse effect on the Company. Prospective investors should carefully consider the other information in this document. The risks listed below do not necessarily comprise all the risks associated with an investment in the Company and are not set out in any order of priority.

Risks Related to the Company

THE COMPANY OPERATES IN A COMPETITIVE ENVIRONMENT.

The Company operates in a competitive environment. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, more employees, and significantly greater financial, technical, marketing, public relations and distribution resources than the Company. The competitive environment may require the Company to make changes in the Company's products, pricing, licensing, services or marketing to maintain and extend the Company's current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish the Company's revenues, impact the Company's margins, or lead to a reduction in the Company's market share, any of which will harm the Company's business. The Company believes that the primary competitive factors in the Medical Food, Micronutrient (Nutraceutical) markets include:

- the quality and reliability of the overall distribution establishment;
- access to distribution channels necessary to achieve broad distribution and use of products;
- the availability for delivery over the Internet and access to necessary intellectual property rights;
- the ability to license or develop and support its devices;
- the ability to license and support its products where competitors may control the market;
- the market penetration and size of product use and its appeal to hospitals, EMS, and other medical institutions.

The Company's failure to adequately address any of the above factors could harm the Company's business strategy and operating results.

WE HAVE LIMITED OPERATING HISTORY AND FACE MANY OF THE RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY DEVELOPMENT STAGE COMPANY.

We have a limited operating history, and to date, our efforts have been focused primarily on the development and marketing of our business model. We have limited operating history for investors to evaluate the potential of our business development. We have not extensively built our customer base or our brand name. In addition, we also face many of the risks and difficulties inherent in gaining market share as a new company, including:

- Increasing awareness of our brand name;

- Meeting customer demand and standards;
- Attaining customer loyalty;
- Developing and upgrading our product offerings;
- Implementing our advertising and marketing plan;
- Maintaining our current strategic relationships and developing new strategic relationships;
- Responding effectively to competitive pressures; and
- Attracting, retaining and motivating qualified personnel.

Our future will depend on our continued ability to bring our products to the marketplace, which requires careful planning of providing a product that meets customer standards without incurring unnecessary cost and expense.

THE COMPANY HAS NO OPERATING HISTORY, NO SALES TO DATE, HAS NOT PREPARED ANY STATEMENTS OF FINANCIAL RESULTS AND EXPECTS TO INCUR OPERATING LOSSES. RESPONSE SCIENTIFIC HAS NO SALES AND HAS GENERATED ZERO REVENUE AS OF THE DATE OF THIS MEMORANDUM.

The Company has no operating history or financial statements upon which an evaluation of the Company's business can be based. The Company has not prepared any statements of financial results and it has not retained an independent auditor or accountant to review the Company's books and records. Further, the Company expects to continue to incur substantial operating losses. The Company's continued existence is dependent upon the Company's ability to generate profitable operations and to secure the necessary financing to fund the Company's future operations. The likelihood of the Company's future success must be considered in light of the Company's lack of operating history and the Company's expectation of continued operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. There can be no assurance that the Company's future revenues, if any, will ever be significant or that the Company's operations will ever be profitable.

The Company's quarterly financial results may fluctuate significantly. The Company expects its quarterly revenues, expenses and operating results to fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include:

- the number of the Company customers;
- the Company's ability to establish and strengthen brand awareness;
- the Company's success, and the success of its strategic partners, in marketing the Company's products and services;
- the amount and timing of the costs relating to marketing efforts or other initiatives;
- the timing of contracts with strategic partners and other parties;
- fees the Company may pay for distribution, service agreements and promotional arrangements or other costs the Company incurs as it expands operations;
- the level of acceptance of the Internet by the healthcare industry;

- the Company's ability to compete in a highly competitive market, and the introduction of new sites and services by the Company or its competitors;

- technical difficulties, system downtime, undetected software errors and other problems affecting the Internet generally or the operation of the Company Web site; and

- economic conditions specific to the Internet and online media and general economic conditions.

In addition, in an attempt to enhance the Company's long-term competitive position, the Company may from time to time, make decisions regarding pricing, marketing, services and technology that could have a near-term material adverse effect on its business, financial condition and operating results. Due to the foregoing factors, the Company believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance.

THE COMPANY'S FINANCIAL PROJECTIONS CONTAINED IN THE MEMORANDUM ARE SUBJECT TO A HIGH DEGREE OF UNCERTAINTY.

The Company's financial projections contained in the Memorandum were prepared by the Company and are subject to a high degree of uncertainty. The Company's financial projects are based upon estimates of future events and circumstances that may or may not ultimately prove to be true or accurate. The estimates and assumptions underlying the Company's projections are subject to significant economic and competitive uncertainties and contingencies, many or all of which are beyond the Company's control. The Company can make no representation or warranty as to the accuracy of these assumptions. The Company's financial projections have not been prepared or reviewed by independent auditors or accountants. There can be no assurance that the Company's projections will or can be realized and actual results may differ materially from those set forth in the Company's projections. Because of the above limitations on these projections, investors are cautioned against placing undue reliance on them.

THE MARKET STUDIES DESCRIBED IN THE MEMORANDUM WERE COMMISSIONED AND PAID FOR BY THE COMPANY AND ARE NOT INDEPENDENT.

The Company's market studies were not prepared by or reviewed by an independent source. The results of these studies may not be representative or indicative of the actual consumer response to the Company's products. The Company has made no sales to date. There can be no assurance that the Company's projections will or can be realized and actual results may differ materially from those set forth in the Company's projections. Because of the above limitations, investors are cautioned against placing undue reliance on these market studies.

THE IMPLEMENTATION OF THE COMPANY'S BUSINESS STRATEGY WILL REQUIRE SIGNIFICANT EXPENDITURE OF CAPITAL AND WILL REQUIRE ADDITIONAL FINANCING.

There is a minimum offering amount and the implementation of the Company's business strategy will require significant expenditures of capital, and the Company will require additional financing. Additional funds may be sought through equity or debt financings. The Company cannot offer any assurances that commitments for such financings will be obtained on favorable terms, if at all. AS OF THE DATE OF THIS MEMORANDUM, THE COMPANY HAS LIMITED FUNDS. Equity financings could result in dilution to holders and debt financing could result in the imposition of significant financial and operational restrictions on the Company. The Company's inability to access adequate capital on acceptable terms could have a material adverse effect on the Company's business, results of operations and financial condition.

THE COSTS OF DEVELOPING THE COMPANY'S PRODUCTS AND SERVICES HAVE EXCEEDED THE COMPANY'S AVAILABILITY OF WORKING CAPITAL.

If the Company fails to generate revenue as anticipated or if its development costs continue to exceed available funds, the Company may be required to undertake unplanned additional financing(s). If required, the Company can offer no assurance that additional funds will be available or that they will be obtained on economically acceptable terms.

OUR FUTURE GROWTH WILL REQUIRE THE RECRUITMMENT OF ADDITIONAL QUALIFIED EMPLOYEES AND THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO FIND SUCH EMPLOYEES ON ACCEPTABLE TERMS.

In the event of our future growth, we may have to increase the depth and experience of our management team by adding new members. Our future success will depend to a large degree upon the active participation of our key officers and employees. There is no assurance that we will be able to employ additional qualified persons on acceptable terms. Lack of qualified employees may adversely affect our business development.

OUR FUTURE SUCCESS IS ENTIRELY DEPENDENT, ON THE PERFORMANCE AND CONTINUED SERVICE OF DR. EMMANUEL C. OPARA AND GREGORY D. WEBSTER.

The Company depends on key personnel who may leave at any time. The Company's success substantially depends on Dr. Emmanuel C. Opara and Gregory D. Webster. Neither of these individuals is currently under any contract of employment with the Company and there is no obligation binding them to provide services to the Company.

THE COMPANY DOES NOT MAINTAIN "KEY-MAN" LIFE INSURANCE POLICIES.

Although the Company does not presently maintain "key-man" life insurance policies for any executive officer, the Company hopes to obtain a life insurance policy on the above-mentioned individuals as soon as practicable. No assurances can be made however that the Company will be able to obtain life insurance policies for such individuals on reasonable terms, or at all.

THE COMPANY NEEDS TO DEVELOP ITS EXECUTIVE TEAM.

The Company's success depends in large part upon its ability to attract and retain key management and operating personnel. Qualified individuals are in high demand and are often subject to competing offers. The Company cannot be certain that it will be able to attract and retain the qualified personnel needed for its business. If the Company is unable to hire the requisite personnel needed to carry out its operations, it would likely have a material adverse effect on its business.

WHILE NO CURRENT LAWSUITS ARE FILED AGAINST THE COMPANY, THE POSSIBILITY EXISTS THAT A CLAIM OF SOME KIND MAY BE MADE IN THE FUTURE.

While no current lawsuits are filed against us, the possibility exists that a claim of some kind may be made in the future. While we will work to insure high product quality and accuracy in all marketing and labeling, no assurance can be given that some claims for damages will not arise. We currently have no plan to purchase liability insurance and we currently lack the resources to purchase such insurance.

OUR PRODUCTS, IF SUCCESSFULLY COMMERCIALIZED, COULD BE EXPOSED TO SIGNIFICANT PRODUCT LIABILITY CLAIMS WHICH COULD BE TIME CONSUMING AND COSTLY TO DEFEND, DIVERT MANAGEMENT ATTENTION AND ADVERSELY IMPACT OUR ABILITY TO OBTAIN AND MAINTAIN INSURANCE COVERAGE, WHICH COULD JEOPARDIZE OUR LICENSE.

The testing, manufacture, marketing and sale of our products will involve an inherent risk that product liability claims will be asserted against us. Even if we obtain product liability insurance, it may prove inadequate to cover claims and/or costs related to potential litigation. The costs and availability of product liability insurance are unknown. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could also significantly harm our reputation and delay market acceptance of our products.

THE COMPANY HAS ARBITRARILY DETERMINED THE OFFERING PRICE FOR THE SHARES OF OUR COMMON STOCK.

The Company has arbitrarily determined the offering price for the shares of common stock. There is no present market for the shares of common stock. The offering price for such shares of common stock should not be considered an indication of the actual value of such shares of common stock and is not based on the Company's net worth or prior earnings. The Company cannot assure you that such shares of common stock could be resold by you at the price you have paid or at any other price.

ESTABLISHING A NEW BRAND REQUIRES AN EFFECTIVE MARKETING AND PRODUCT PLACEMENT WHICH MAY TAKE A LONG PERIOD OF TIME.

Our principal business strategy is to develop our products as a respected brand within the industry in which they are sold. The marketing of consumer goods is highly dependent on creating favorable consumer perception. We have little advertising experience, having expended $-0- on such activities to date. We intend to hire an advertising and public relations firm to represent us in the future. However, to date, we have not entered into any agreements to retain a firm to provide such services. Competitors have significantly greater advertising resources and experience and enjoy well-established brand names. There can be no assurance that our initial advertising and promotional activities will be successful in creating the desired consumer perception.

THE LACK OF PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Our senior management has never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

WE MAY SUFFER LOSSES IF OUR REPUTATION IS HARMED.

Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

THE COMPANY MAY NOT SUCCESSFULLY DEVELOP NEW PRODUCTS AND SERVICES.

The Company's growth depends on its ability to develop leading edge medical device products and services. The Company's business and operating results would be harmed if the Company fails to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs. The Company may not timely and successfully identify, develop and market new product and service opportunities. If the Company introduces new products and services, they may not attain broad market acceptance or contribute meaningfully to its revenues or profitability.

Because the markets for the Company's products and services are rapidly changing, the Company must develop new offerings of its products and services quickly. The Company has experienced development delays and cost overruns in its development efforts in the past and the Company may encounter such problems in the future. Delays and cost overruns could affect its ability to respond to technological changes, evolving industry standards, competitive developments, or customer requirements. The Company's products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of the products or lawsuits by customers.

THE COMPANY MAY NOT SUCCESSFULLY MANAGE ITS GROWTH.

The Company cannot successfully implement its business model if the Company fails to manage its growth. The Company must rapidly and significantly expand its operations domestically and internationally and anticipate the need for further expansion to take advantage of market opportunities. Managing this substantial expansion will place a significant strain on the Company's management, operational, and financial resources. If the Company's growth accelerates, the Company will need to continue to improve its financial and managerial control and reporting systems and procedures.

THE COMPANY WILL HAVE TO IMPLEMENT NEW MANAGEMENT INFORMATION SOFTWARE SYSTEMS.

The Company will have to implement new management information software systems. This will affect many aspects of its business, including its accounting, operations, electronic commerce, customer service, purchasing, and sales and marketing functions. The purchase, implementation and testing of these systems will result in significant capital expenditures and could disrupt its day-to-day operations. If these systems are not implemented as expected, its ability to provide products and services to its customers on a timely basis will suffer and delays in the recording and reporting of its operating results could occur.

THE COMPANY MAY NOT SUCCESSFULLY DEVELOP ITS MARKETING CAPABILITY.

The Company has limited experience developing and marketing its products and related services. Developing and assembling a technical development team and sales and marketing strategy and team to adequately support its business will require substantial effort and require significant management and financial resources. The Company may be unable to find the appropriate employees or consultants to assist with the commercialization of its products, build a suitable sales force, or enter into satisfactory marketing arrangements with third parties, and its sales and marketing efforts may be unsuccessful.

THE COMPANY RELIES ON THIRD-PARTY PROVIDERS.

The Company will be dependent upon third-party service providers to develop, deliver and maintain certain aspects of its product and operations. The Company has limited control over these third parties. Any discontinuation of these third party services, or any reduction in performance that requires the Company to replace such services, would disrupt its business. In the event that these service providers are unable to operate to the Company's satisfaction, it would be forced to seek other firms to provide these services. There can be no assurance that substitute providers would be available on reasonable terms, if at all. Such an occurrence would involve significant delay and expense and would have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

THE SUCCESS OF THE COMPANY DEPENDS ON ITS ABILITY TO ATTRACT A CRITICAL MASS OF CUSTOMERS.

The Company business strategy is to create a new paradigm for connecting doctors to patients for both urgent and non-urgent medical care, including the monitoring of vital statistics of medical patients and the marketing of related medical devices. The volume of business depends in part on the perceived value of the Company's monitoring and assessments products and services. In order for the Company's business to become valuable in the marketplace, it needs to attract customers, which may be hospitals, medical professionals, medical education institutions, insurance companies and individuals, and a large number of vendors, sponsors and advertisers. The Company cannot assure that it will be successful in attracting a large number of vendors, sponsors or advertisers, nor can it assure that consumers will use its online services. If medical professionals do not purchase the Company's product and/or consumers do not use its website, it will have a material adverse effect on the Company's business.

THE COMPANY COULD LOSE STRATEGIC RELATIONSHIPS THAT ARE ESSENTIAL TO ITS BUSINESS.

The loss of certain current strategic relationships, the inability to find other strategic partners or the failure of the Company's existing relationships to achieve meaningful positive results could harm the Company's business. The Company intends to rely in part on strategic relationships to help it:

- maximize adoption of the Company's products through distribution arrangements;
- increase the amount and type of data that can processed to help boost the demand for the Company's products and services;
- enhance the Company's brand;
- expand the range of commercial activities based on the Company's technology; and
- increase the performance and utility of the Company's products and services.

Many of these goals are beyond the Company's expertise. The Company anticipates that the efforts of the Company's strategic partners will become more important as the medical device business matures. In addition, the efforts of the Company's strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before the Company realizes any benefit.

THE COMPANY MAY BE UNABLE TO ADEQUATELY PROTECT ITS PROPRIETARY RIGHTS.

The Company's inability to protect its proprietary rights, and the costs of doing so, could harm its business. The Company's success and ability to compete partly depend on the superiority, uniqueness, or value of its technology, including both internally developed technology and technology licensed from third parties. To protect its proprietary rights, the Company plans to rely on a combination of patent, trademark, copyright, and trade secret laws, confidentiality agreements with its employees and third parties, protective contractual provisions, and its ability to encrypt its programming. The Company has applied for certain patent, trademark, and copyright protection and is in the process of submitting additional patent, trademark, and copyright applications.

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy or infringe aspects of its technology, products, services, or trademarks, or obtain and use information the Company regards as proprietary. The Company's proprietary rights may be especially difficult to protect in foreign countries, where unrelated third parties may have registered the Company's domain names and trademarks under their own names in an attempt to prevent the Company from using the domain names and trademarks in those countries without paying them a significant sum of money. This could prevent the Company from using the Company's valuable brands in those countries, and reduce the value of the Company's intellectual property. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of the Company's intellectual property.

COMPANIES IN THE MEDICAL DEVICE INDUSTRY HAVE FREQUENTLY RESORTED TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS.

The Company may have to litigate to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of other parties' proprietary rights. The Company may lack the financial and legal resources to effectively pursue infringers of its intellectual property rights. Moreover, the Company's products and services may possibly infringe upon proprietary rights held by others, and in the event there are patent infringement suits by other companies, any litigation could result in its incurring substantial costs, could prevent the sale of a specific product or service, or could require the Company to direct its efforts away from its business plan.

Further, the Company may need to incur litigation expenses in order to defend intellectual property rights and might nevertheless be unable to adequately protect these rights. The Company believes that its future success will depend in part on its ability to protect its internally developed technologies, which it seeks to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of the Company's trademarks is crucial as it attempts to build its brand name and reputation. Despite actions the Company takes to protect its intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use its intellectual property without authorization or to develop similar technology independently. The Company may need to engage in costly litigation to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the intellectual property rights of others.

The Company cannot assure you that its efforts to prevent misappropriation or infringement of its intellectual property will be successful. An adverse determination in any litigation of this type could require the Company to make significant changes to the structure and operation of its online services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would be likely to result in substantial costs and diversion of resources and management attention. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving.

THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCT OR SERVICE OFFERINGS IF IT IS UNABLE TO OBTAIN NEEDED TECHNOLOGY.

The Company relies upon third parties to develop technologies that will enhance its planned product and service offerings. If the Company's relationships with these third parties are impaired or terminated, then the Company would have to find other developers on a timely basis or develop technology completely on its own. The Company cannot predict whether it will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services.

THE COMPANY MAY INCUR SUBSTANTIAL COSTS AND DIVERSION OF THE COMPANY'S MANAGEMENT'S RESOURCES IF THE COMPANY INFRINGES UPON THE PROPRIETARY RIGHTS OF OTHERS.

The Company intends to have the permission of, and, in some cases, licenses from, any developer of a software program that the Company uses in the Company's software. Although the Company has not, at this time, obtained an opinion of counsel, the Company does not believe that the software or the trademarks the Company uses or will use or any of the other elements of the Company's business infringe on the proprietary rights of any third parties. Third parties may assert claims against the Company for infringement of their proprietary rights and these claims may be successful.

THE COMPANY COULD BE EXPOSED TO SIGNIFICANT LEGAL LIABILITY IF NEW CASE LAW IS DECIDED, OR NEW GOVERNMENT REGULATION IS ENACTED, REGARDING THE INTERNET AND INTERNET SERVICE PROVIDERS.

The law relating to the Company's business and operations is evolving and no clear legal precedents have been established. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for the Company's services or increase the Company's cost of doing business, each of which would hurt the Company's projected gross margins and revenues.

THE COMPANY MAY NEED TO COMPLY WITH FEDERAL PRIVACY AND SECURITY REGULATIONS.

The Company may need to comply with Federal privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and expanded significantly under the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, as well as certain state privacy and security laws. Compliance with these laws may require substantial expenditure or changes to our operations, and failure to comply with these laws may have a significant effect on the Company.

Currently, the Company's operations are not regulated by any healthcare agency. However, with regard to healthcare issues on the Internet, HIPAA mandates the use of standard transactions, standard identifiers, security and other provisions. It will be necessary for the Company platform and for the applications that the Company provides to be in compliance with the regulations.

THE COMPANY COULD BE SUBJECT TO SALE OR OTHER TAXES.

The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. A recently enacted law places a temporary moratorium on certain types of taxation on Internet commerce. The Company cannot predict the effect of current attempts at taxing or regulating commerce over the Internet. Any legislation that substantially impairs the growth of e-commerce could have a material adverse effect on the Company's business, financial condition, and operating results.

THE COMPANY MAY EXPERIENCE THE ADVERSE EFFECT OF ECONOMIC DOWNTURN.

In the event of an economic downturn or change in consumer patterns, the Company's business could be adversely affected. For example, if the economy declines, the Company's customers could experience decreased consumer activity, which could lessen their need for a third-party information management system.

THE COMPANY ALSO EXPECTS THAT NEW COMPETITORS MAY INTRODUCE SYSTEMS OR SERVICES THAT ARE DIRECTLY OR INDIRECTLY COMPETITIVE WITH THE COMPANY.

These competitors may succeed in developing systems and services that have greater functionality or are less costly than the Company's systems and services, and may be more successful in marketing such systems and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce the Company's cost of providing services but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.

THE COMPANY'S SERVICES ARE NEW AND ITS INDUSTRY IS EVOLVING.

The Company's services are new and its industry is evolving. You should consider the Company's prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet market. To be successful in this market, the Company must, among other things:

- develop and introduce functional and attractive service offerings;
- attract and maintain a large base of subscribers and consumers;
- establish and maintain strategic relationships with distribution partners;
- establish and maintain relationships with sponsors and with advertisers;
- respond to competitive and technological developments;
- build an operations structure to support the Company business; and
- attract, retain and motivate qualified personnel.

The Company cannot guarantee that it will succeed in achieving these goals, and its failure to do so would have a material adverse effect on its business, prospects, financial condition and operating results. The Company's products and services are new and are only in infancy stages of commercialization. The Company is not certain that these products and services will function as anticipated or be desirable to its intended market. Also, some of the Company's products and services may have limited functionalities, which may limit their appeal to subscribers and consumers and put the Company at a competitive disadvantage. If the Company's current or future products and services fail to function properly or if the Company does not achieve or sustain market acceptance, it could lose subscribers or could be subject to claims which could have a material adverse effect on the Company business, financial condition and operating results.

THE COMPANY'S BUSINESS COULD BE SHUT DOWN OR SEVERELY IMPACTED IF A DISASTER OCCURS.

The Company's future operations and services depend on the extent to which the Company's computer equipment and the telecommunications infrastructure of the Company's third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, acts of terrorism, and similar events. If an earthquake or act of terrorism damages equipment at the Company's network operations center, the Company may have no means of replacing this equipment on a timely basis or at all and the Company's service would be shut down. The Company will not maintain fully redundant or back-up Internet services, backbone facilities or other fully redundant computing and telecommunications facilities. Furthermore, the Company does not currently have any business interruption insurance. Any prolonged disruption of the Company's services due to system failure could result in user turnover, decreased revenues, or business failure.

THERE COULD BE UNIDENTIFIED RISKS.

The discussion herein is not a complete list or explanation of the risks involved with an investment in the Shares. Additional risks will likely be experienced that are not presently foreseen by the Company. Prospective investors must not construe this Memorandum as constituting investment, legal, tax or other professional advice. Before making any decision to subscribe for Shares, you should read this entire Memorandum and consult with your own investment, legal, tax and other professional advisors. Each prospective investor must acknowledge in a Subscription Agreement that he or she has been advised of and accepted the risks described in this Memorandum. Prospective investors must rely upon their own analysis of the terms of the Offering, and the terms of the Shares, including the risks involved in making a decision to invest in the Shares. An investment in the Shares is suitable only for investors who can assume the financial risks of an investment in the Company for an indefinite period of time and who can afford to lose their entire investment. The Company makes no representations or warranties of any kind with respect to the likelihood of the success or the business of the Company, the value of the Shares, any financial returns that may be generated or any tax benefits or consequences that may result from an investment in the Company.

Risks Related to Our Common Stock

YOU MAY EXPERIENCE DILUTION OF YOUR OWNERSHIP INTEREST BECAUSE OF THE FUTURE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK AND OUR PREFERRED STOCK.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue an aggregate of 100,000,000 shares of common stock, no par value per share.

We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes or for other business purposes. The future issuance of any such additional shares of our common stock or other securities may create downward pressure on the future trading price of our common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with hiring or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes or for other business purposes, including at a price (or exercise prices) below the price at which shares of our common stock are then quoted on a quotation system or stock exchange.

THERE IS NO ASSURANCE OF A PUBLIC MARKET OR THAT THE COMMON STOCK WILL EVER TRADE ON A RECOGNIZED EXCHANGE, THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is no established public trading market for our common stock. Our shares are not and have not been listed or quoted on any exchange or quotation system. There can be no assurance that in the future a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate his or her investment.

WE DO NOT EXPECT TO PAY DIVIDENDS FOR SOME TIME, WHICH COULD RESULT IN NO RETURN ON YOUR INVESTMENT.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. Any payment of future dividends will be at the discretion of the Company's board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors of our operations.

PART III – EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation of Akesis Naturals, Inc., as filed with the Wyoming Secretary of State on May 15, 2002 *
2.2	Articles of Amendment to the Articles of Incorporation of Response Scientific, Inc., as filed with the Wyoming Secretary of State on August 21, 2003 *
2.3	Articles of Amendment to the Articles of Incorporation of Response Scientific, Inc., as filed with the Wyoming Secretary of State on April 20, 2011 *
2.4	Bylaws of Response Scientific, Inc. *
5.1	Opinion of JSBarkats, PLLC (to be provided in a subsequent amendment)

* filed herewith

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Princeton, State of New Jersey, on October 4, 2013.

RESPONSE SCIENTIFIC, INC.

By: 

Name: Gregory D. Webster
Title: Chief Executive Officer



Name	Title	Date
Gregory D. Webster	Chief Executive Officer, Chief Financial Officer, Director	October 4, 2013
Bryan K. Finch	Director	
James J. Balija	Director	
Allan N. Fields	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Princeton, State of New Jersey, on ____________ _____, 2013.

RESPONSE SCIENTIFIC, INC.

By: ____________________________
Name: Gregory D. Webster
Title: Chief Executive Officer



Name	Title	Date
Gregory D. Webster	Chief Executive Officer, Chief Financial Officer, Director	
Bryan K. Finch	Director	October 4, 2013
James J. Balija	Director	
Allan N. Fields	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Princeton, State of New Jersey, on ____________ _____, 2013.

RESPONSE SCIENTIFIC, INC.

By: ___________________________
Name: Gregory D. Webster
Title: Chief Executive Officer



Name	Title	Date
Gregory D. Webster	Chief Executive Officer, Chief Financial Officer, Director	
Bryan K. Finch	Director	
James J. Balija	Director	October 4, 2013
Allan N. Fields	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Princeton, State of New Jersey, on ____________ _____, 2013.

RESPONSE SCIENTIFIC, INC.

By: ___________________________
Name: Gregory D. Webster
Title: Chief Executive Officer

Name	**Title**	**Date**
Gregory D. Webster	Chief Executive Officer, Chief Financial Officer, Director	
Bryan K. Finch	Director	
James J. Balija	Director	
Allan N. Fields (signed) Allan N. Fields	Director	10-4-2013


DKM
CERTIFIED PUBLIC ACCOUNTANTS
Accounting • Auditing • Assurance

2451 N. McMullen Booth Road
Suite.308
Clearwater, FL 33759

Toll fee: 855.334.0934

Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Response Scientific, Inc.

We have reviewed the accompanying balance sheets of Response Scientific, Inc. as of June 30, 2013 and 2012, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants
Clearwater, Florida
October 4, 2013

RESPONSE SCIENTIFIC, INC.
BALANCE SHEET
(a development stage company)
As of June 30, 2013

	June 30, 2013 (unaudited)	December 31, 2012 (unaudited)
Current Assets		
Cash	$ ---	$ 23,702
Accounts receivable	---	---
Prepaid expenses	20,000	20,000
Note receivable	650	650
Total Current Assets	20,650	44,352
Fixes assets		
Property & equipment, net	1,467	2,304
Total Fixed Assets	1,467	2,304
Intangible Assets		
Trademark	13,535	13,535
Patent, net	58,598	60,024
Total Intangible Assets	72,253	73,559
Total Assets	94,370	120,215
Current Liabilities		
Bank overdraft	415	---
Note payable	---	---
Total Current Liabilities	415	---
Long-term Liabilities	---	---
Due to affiliate and shareholder	155,776	151,676
Total Long-term Liabilities	155,776	151,676
Stockholders' Deficit		
Common stock, no par value, 100,000,000 shares authorized, 36,569,145 and 33,129,145 shares issued, respectively	---	---
Common stock payable	100,000	100,000
Subscriptions receivable	(14,149)	(14,149)
Paid-in capital	6,116,137	6,116,137
Accumulated deficit	(6,263,809)	(6,233,449)
Total Stockholders' Equity	(61,821)	(31,461)
Total Liabilities and Stockholders' Deficit	$ 94,370	$ 120,215

RESPONSE SCIENTIFIC, INC.
STATEMENT OF OPERATIONS
(a development stage company)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		From inception (May 15, 2002) To June 30
	2013	2012	2013	2012	2013
Revenue	$ ---	$ ---	$ ---	$ 96	$ 384,544
Cost of goods sold	---	---	---	---	279,720
Gross profit	---	---	---	96	104,824
Expenses					
General and administrative costs	15,843	20,149	42,211	302,953	6,182,319
Research and development	(12,000)	12,000	(11,851)	12,055	137,667
Interest expense	---	---	---	---	48,647
Total expenses	3,843	32,149	30,360	315,008	6,368,633
Operating (Loss)	(3,843)	(32,149)	(30,360)	(314,912)	(6,263,809)
Other Income/(expense)	---	---	---	---	---
Net gain/(loss) from operations	$ (3,843)	(32,149)	$ (30,360)	(314,912)	(6,263,809)
Net gain/(loss)	$ (3,843)	$ (32,149)	$ (30,360)	$ (314,912)	$ (6,263,809)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)	
Weighted average shares outstanding	36,569,145	34,248,158	36,569,145	34,654,145	

RESPONSE SCIENTIFIC, INC.
STATEMENT OF CASH FLOWS
(a development stage company)

	Six Months Ended June 30,		From inception (May 15, 2002) To June 30
	2013	2012	2013
Cash Flows from Operating Activities			
Net income/(loss) from operations	$ (30,360)	$ (314,912)	$ (6,263,809)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Adjustments for charges not requiring outlay of cash:			
Depreciation & amortization	2,599	---	119,924
Non-cash interest expense	4,000	---	52,647
Common stock issued as compensation and for expenses	---	263,750	4,838,505
Changes in operating assets and liabilities:			
(Increase)/decrease in prepaid expenses and other assets	---	---	(20,650)
(Increase)/decrease in notes receivable	---	100	---
Increase/(decrease) in accounts payable and accrued expenses	415	673	415
Total adjustments to net income	7,014	264,523	4,990,841
Net cash (used in) operating activities	(23,346)	(50,389)	(1,272,968)
Cash Flows from Investing Activities			
Cash paid for trademark and patent	(596)	(3,830)	(84,253)
Cash paid for web development	---	---	(69,610)
Cash paid for furniture & equipment	---	---	(39,921)
Net cash (used in) investing activities	(596)	(3,830)	(193,784)
Cash Flows from Financing Activities			

Stock issued for cash	---	57,800	1,363,503
Proceeds from loans and notes	---	---	102,899
Cash received by shareholders	240	541	121,981
Cash (paid) to shareholders	---	(3,500)	(121,631)
Net cash provided by financing activities	240	54,841	1,466,752
Net increase (decrease) in cash and cash equivalents	(23,702)	622	---
Cash at beginning of period	23,702	(622)	---
Cash and cash equivalents balance end of period	$ ---	$ ---	$ ---

RESPONSE SCIENTIFIC, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

NOTE 1 - ORGANIZATION

Response Scientific, Inc. ("we", "our", "us", "RSI", or the "Company") was incorporated in the State of Wyoming on May 15, 2002, under the name Akesis Naturals, Inc. On August 15, 2003, the Board of Directors adopted an amendment providing for a name change of the Company to Response Scientific, Inc.

The Company, a clinical-stage biopharmaceutical company, discovers and develops products to prevent and treat infectious and inflammatory diseases. The Company registered its lead products under the name RECEPTOREX™ with the intent of use in Canada in association with pharmaceutical preparations in connection with: the relief of pain, the treatment of allergies, diabetes, myalgia and neuralgia, Alzheimers, polycystic' ovarian syndrome, peripheral neuropathy; nutritional supplements, namely vitamins, minerals, antioxidants, medical foods namely high-nutrient supplements and dietary supplements supporting good health in cancer, diabetes, Alzheimers, polycystic ovarian syndrome, myalgia and neuralgia patients and patients with disease- related nutritional deficiencies; prescription and non-prescription medical foods for diabetics, namely high-nutrient supplements and dietary supplements for the promotion of good health and the reduction of insulin consumption in diabetic patients. We compete with pharmaceutical companies, biotechnology companies, academic institutions and research organizations in developing therapies to prevent or treat infectious and inflammatory diseases.

The Company's principle corporate office is located in Princeton, NJ.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Fiscal year end

The Company elected December 31 as its fiscal year end upon its formation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2013, there were no cash equivalents.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts payable and accrued expenses, approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

It is not however, practical to determine the fair value of advances from stockholders due to their related party nature.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

The Company has adopted paragraph 360-10-35-17 of the FASB Accounting Standards Codification for its long-lived assets. The Company's long-lived assets, which includes trademarks and patents, is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the asset's expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company considers the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in the Company's overall strategy with respect to the manner or use of the acquired assets or changes in the Company's overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; and (v) regulatory changes. The Company evaluates acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Intangible Assets

The Company's intangible asset with a definite life consists of a patent that is amortized over a period of 20 years. The following table summarizes the components of gross and net intangible asset balances as of June 30, 2013 and June 30, 2012:

	June 30, 2013			**June 30, 2012**		
	Gross Carrying Amount	Accum Amort	Net Carrying Amount	Gross Carrying Amount	Accum Amort	Net Carrying Amount
Definite lived and amortizable intangible assets	$ 70,458	$ (11,860)	$ 58,598	$ 54,897	$ (1,530)	$ 53,367
Indefinite lived and non-amortizable trademarks	13,655	---	13,655	7,178	---	7,178
Total acquired intangible assets	$ 84,113	$ (11,860)	$ 72,253	$ 62,075	$ (1,530)	$ 60,545

Amortization for the next five years is as follows:

2013	$3,523
2014	$3,523
2015	$3,523
2016	$3,523
2017	$3,523

Buildings, Machinery, Office Equipment, and Other Fixed Assets

Fixed assets recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of fixed assets is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful life. Upon sale or retirement of the asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

Asset	Useful Life (in years)
Building	40 years
Machinery	5 years
Facilities	5 years
Vehicle and transportation	5 years
Fixtures	5 years

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25"). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Basic and Diluted Net Loss per Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options and warrants. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved ; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Common Stock Recorded as Compensation

The Company accounts for its stock based compensation in which the Company obtains employee services in share-based payment transactions under the recognition and measurement principles of the fair value recognition provisions of section 718-10-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instruments issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of share options or similar instrument awards is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- Expected term of share options and similar instruments: Pursuant to Paragraph 718-10-50-2 of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instruments. The Company will use historical data to estimate employee termination behavior. The contractual term of share options or similar instruments is used as expected term of share options or similar instruments for the Company if it is a thinly traded public entity.

- Expected volatility of the entity's shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index. The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility. If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

- Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends. The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected contractual life of the option.

- Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage of $6,263,809 at June 30, 2013, a net loss of $30,360 and cash used in operations of $23,346 for the six month period June 30, 2013, with $0 in revenues earned during the period.

While the Company is attempting to commence operations and produce revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate revenues.

NOTE 4 – SUBSCRIPTION RECEIVABLE

In connection with a Stock Purchase Agreement entered into on with a single investor, the Company has recorded a subscription receivable in the amount of $100,000. As of June 30, 2013, the Company was owed $14,149. The Company is currently determining the collectability of the receivable balance and no allowance has been recorded against the receivable.

NOTE 5 – PREPAID EXPENSES & OTHER CURRENT ASSETS

The Company has prepaid $20,000 to its legal counsel for the purposes of assisting the Company with the filing of its Regulation A Offering.

As of June 30, 2013, the Company overpaid a short term note payable to a shareholder in the amount of $650.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company's shareholders fund the Company's activities while the Company takes steps to locate and negotiate with a business entity for combination; however, there can be no assurance these activities will be successful. There is no agreement or commitment from the shareholders to continue funding the operations.

On August 1, 2012, the Company entered into an Employment Agreement with its founder, Gregg Webster. Pursuant to the agreement, Mr. Webster will serve as Chairman, President, Chief Operating Officer and Chief Executive Officer and be entitled to $144,000 annually and a monthly auto allowance of $500. The terms of the Agreement continue until the Company's anticipated Reg A filing has been approved by regulating authorities and $2,000,000 in capital has been raised for the Company.

From inception to December 31, 2012, related parties have loaned the Company money in the form of loans payable. As of December 31, 2012, the Company owes the aggregate of $151,676 to four shareholders. Three loans totaling $56,509 were created as demand notes with no stated interest. The Company has imputed 8% interest on the principle balance of the fourth note. The Company recognized interest expense of $4,000 for the six months ending June 30, 2013..

During the six months ended June 30, 2013 and 2012, the Company received $240 and $541, respectively, from shareholders to fund operational expenses of the business.

NOTE 7 – STOCKHOLDERS' EQUITY

Issuance of common stock

Common stock includes 10,000,000 shares authorized with no par value, of which 36,569,145 are issued and outstanding.

During the year ended December 31, 2012, the Company issued 1,200,000 shares of its common stock to investors for a value of $277,500, at an average of $0.25 per share.

During the year ended December 31, 2012, the Company issued 2,240,000 shares of its common stock as compensation for services for a value of $526,250, or $0.25 per share.

No new shares were issued by the Company for the six months ending June 30, 2013.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these financial statements as presented and does not anticipate the need for any future restatement of these financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2012 through the date these financial statements were issued.

NOTE 9 - SUBSEQUENT EVENTS

On July 16, 2013, the Company entered into a Convertible Debenture Agreement with Craig A. Van Dam whereby the Company promises to pay 10% interest on a $15,000 note to the Company by January 16, 2014. At any time prior to the Maturity Date, the Holder has the option, but not the obligation, to convert the principle and interest into shares of common stock of the Company at One Dollar ($1.00) per share.


DKM
Certified Public Accountants

2451 N. McMullen Booth Road
Suite.308
Clearwater, FL 33759

855.334.0934 Toll free

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Response Scientific, Inc.

We have reviewed the accompanying balance sheets of Response Scientific, Inc. as of December 31, 2012 and 2011, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants
Clearwater, Florida
June 6, 2013

RESPONSE SCIENTIFIC, INC.
BALANCE SHEET
(a development stage company)
As of December 31, 2012 and 2011

	December 31, 2012 (unaudited)	December 31, 2011 (unaudited)
Current Assets		
Cash	$ 23,702	$ ---
Accounts receivable	---	---
Prepaid expenses	20,000	---
Note receivable	650	---
Total Current Assets	44,352	---
Fixes assets		
Property & equipment, net	2,304	2,502
Total Fixed Assets	2,304	2,502
Intangible Assets		
Trademark	13,535	3,348
Patent, net	60,024	47,858
Total Intangible Assets	73,559	51,206
Total Assets	120,215	53,708
Current Liabilities		
Bank overdraft	---	622
Note payable	---	1,300
Total Current Liabilities	---	1,922
Long-term Liabilities	---	28,991
Due to affiliate and shareholder	151,676	279,355
Total Long-term Liabilities	151,676	788,661
Stockholders' Deficit		
Common stock, no par value, 100,000,000 shares authorized, 36,569,145 and 33,129,145 shares issued, respectively	---	---
Common stock payable	100,000	130,000
Subscriptions receivable	(14,149)	(14,449)
Paid-in capital	6,208,137	5,282,387
Accumulated deficit	(6,233,449)	(5,514,977)
Total Stockholders' Equity	(31,461)	(117,039)
Total Liabilities and Stockholders' Deficit	$ 120,215	$ 53,708

RESPONSE SCIENTIFIC, INC.
STATEMENT OF OPERATIONS
(a development stage company)

	For the Twelve Months Ended December 31,		From inception (May 15, 2012) To December 31
	2012	2011	2012
Revenue	$ 96	$ 467	$ 384,544
Cost of goods sold	---	---	279,720
Gross profit	96	467	104,824
Expenses			
General and administrative costs	673,334	386,539	6,140,108
Research and development	37,234	423	149,518
Interest expense	8,000	8,000	48,647
Total expenses	718,568	394,962	6,338,273
Operating (Loss)	(718,472)	(394,495)	(6,233,449)
Other Income/(expense)	---	---	---
Net gain/(loss) from operations	$ (718,472)	(394,495)	(6,233,449)
Net gain/(loss)	$ (718,472)	$ (394,495)	$ (6,233,449)
Basic and diluted loss per share	$ (0.02)	$ (0.01)	
Weighted average shares outstanding	34,960,700	31,563,563	

RESPONSE SCIENTIFIC, INC.
STATEMENT OF STOCKHOLDERS' DEFICIENCY
(a development stage company)

	Common Stock					
	Shares	Amount	Additional Paid in Capital	Subscriptions Receivable	Development Stage Accumulated Deficit	Total Equity
Balance, December 31, 2001	---	---	---	---	---	---
Founder shares issued	7,500,000	---				---
Shares issued for cash	823,000	---	114,000			114,000
Shares issued for compensation	3,466,000	---	248,420			248,420
Subscriptions receivable				(46,050)		(46,050)
Net income (loss)					(324,370)	(324,370)
Balance, December 31, 2002	11,789,000	---	362,420	(46,050)	(324,370)	(8,000)
Shares issued for asset	200,000	---	50,000			50,000
Shares issued for cash	732,000	---	191,750			191,750
Shares issued for compensation	4,040,000	---	718,000			718,000
Subscriptions receivable				(56,250)		(56,250)
Net income (loss)					(843,585)	(843,585)
Balance, December 31, 2003	16,761,000	---	1,322,170	(102,300)	(1,167,955)	51,915
Shares issued for cash	1,645,000	---	292,576			292,576
Shares issued for compensation	1,625,000	---	246,630			246,630
Subscriptions receivable				(100,250)		(100,250)
Net income (loss)					(459,657)	(459,657)
Balance, December 31, 2004	20,031,000	---	1,861,376	(202,550)	(1,627,612)	31,214
Shares issued for cash	446,145	---	101,829			101,829
Shares issued for compensation	1,715,000	---	403,750			403,750
Subscriptions receivable				100,000		100,000
Net income (loss)					(642,537)	(642,537)
Balance, December 31, 2005	22,192,145	---	2,366,955	(102,550)	(2,270,149)	(5,744)
Shares issued for cash	280,000	---	45,000			45,000
Shares issued for compensation	100,000	---	10,000			10,000

Subscriptions receivable				6,795		6,795
Net income (loss)					(110,322)	(110,322)
Balance, December 31, 2006	22,572,145	---	2,421,955	(95,755)	(2,380,471)	(54,271)
Shares issued for cash	334,000		72,000			72,000
Shares issued for compensation	3,127,000		1,520,000			1,520,000
Subscriptions receivable				(21,410)		(21,410)
Net income (loss)					(1,656,587)	(1,656,587)
Balance, December 31, 2007	26,033,145	---	4,013,955	(117,165)	(4,037,058)	(140,268)
Shares issued for cash	315,000		31,159			31,159
Shares issued for compensation	1,015,000		157,730			157,730
Subscriptions receivable				28,646		28,646
Net income (loss)					(238,571)	(238,571)
Balance, December 31, 2008	27,363,145	---	4,202,844	(88,519)	(4,275,629)	(161,304)
Shares issued for cash	287,122		57,750			57,750
Shares issued for compensation	1,376,500		389,125			389,125
Subscriptions receivable				57,570		57,570
Net income (loss)					(463,271)	(463,271)
Balance, December 31, 2009	29,026,767	---	4,642,519	(30,949)	(4,738,900)	(120,130)
Shares issued for cash	322,000		62,230			62,230
Shares issued for compensation	1,605,000		303,400			303,400
Subscriptions receivable				10,070		10,070
Net income (loss)					(377,059)	(377,059)
Balance, December 31, 2010	30,953,767	---	5,008,149	(20,879)	(5,115,959)	(121,489)
Shares issued for cash	905,378		89,038			89,038
Shares issued for compensation	1,270,000		308,000			308,000
Subscriptions receivable				6,430		6,430
Net income (loss)					(391,979)	(391,979)
Balance, December 31, 2011	33,129,145	---	5,405,187	(14,449)	(5,507,938)	(110,000)
Shares issued for cash	1,200,000		277,500			277,500

Shares issued for compensation	1,270,000		526,250			526,250
Subscriptions receivable				300		300
Net income (loss)					(725,511)	(725,511)
Balance, December 31, 2012	36,569,145	---	6,208,937	(14,149)	(6,233,449)	(31,461)

RESPONSE SCIENTIFIC, INC.
STATEMENT OF CASH FLOWS
(a development stage company)

	Twelve Months Ended December 31,		From inception (May 15, 2012) To December 31
	2012	2011	2012
Cash Flows from Operating Activities			
Net income/(loss) from operations	$ (725,511)	$ (391,979)	$ (6,233,449)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Adjustments for charges not requiring outlay of cash:			
Depreciation & amortization	4,734	2,289	117,325
Non-cash interest expense	8,000	8,000	48,647
Common stock issued as compensation and for expenses	526,250	308,000	4,838,505
Changes in operating assets and liabilities:			
(Increase)/decrease in prepaid expenses and other assets	(20,650)	---	(20,650)
Total adjustments to net income	518,334	318,289	4,983,827
Net cash (used in) operating activities	(207,177)	(73,690)	(1,249,622)
Cash Flows from Investing Activities			
Cash paid for trademark and patent	(25,272)	(16,571)	(83,657)
Cash paid for web development	---	---	(69,610)
Cash paid for furniture & equipment	(1,477)	---	(39,921)
Net cash (used in) investing activities	(26,749)	(16,571)	(193,188)
Cash Flows from Financing Activities			
Stock issued for cash	277,800	95,467	1,363,503
Proceeds from loans and notes	(13,100)	1,300	102,899
Cash received by shareholders	3,849	6,940	121,741
Cash (paid) to shareholders	(17,198)	(19,600)	(121,631)
Net cash provided by financing activities	258,250	84,107	1,466,512
Net increase (decrease) in cash and cash equivalents	24,324	(6,154)	23,702
Cash at beginning of period	(622)	5,532	---
Cash and cash equivalents balance end of period	$ 23,702	$ (622)	$ 23,702

RESPONSE SCIENTIFIC, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - ORGANIZATION

Response Scientific, Inc. ("we", "our", "us", "RSI", or the "Company") was incorporated in the State of Wyoming on May 15, 2002, under the name Akesis Naturals, Inc. On August 15, 2003, the Board of Directors adopted an amendment providing for a name change of the Company to Response Scientific, Inc.

The Company, a clinical-stage biopharmaceutical company, discovers and develops products to prevent and treat infectious and inflammatory diseases. The Company registered its lead products under the name RECEPTOREX™ with the intent of use in Canada in association with pharmaceutical preparations in connection with: the relief of pain, the treatment of allergies, diabetes, myalgia and neuralgia, Alzheimers, polycystic' ovarian syndrome, peripheral neuropathy; nutritional supplements, namely vitamins, minerals, antioxidants, medical foods namely high-nutrient supplements and dietary supplements supporting good health in cancer, diabetes, Alzheimers, polycystic ovarian syndrome, myalgia and neuralgia patients and patients with disease- related nutritional deficiencies; prescription and non-prescription medical foods for diabetics, namely high-nutrient supplements and dietary supplements for the promotion of good health and the reduction of insulin consumption in diabetic patients. We compete with pharmaceutical companies, biotechnology companies, academic institutions and research organizations in developing therapies to prevent or treat infectious and inflammatory diseases.

The Company's principle corporate office is located in Princeton, NJ.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Fiscal year end

The Company elected December 31 as its fiscal year end upon its formation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2011, there were no cash equivalents.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts payable and accrued expenses, approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

It is not however, practical to determine the fair value of advances from stockholders due to their related party nature.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

The Company has adopted paragraph 360-10-35-17 of the FASB Accounting Standards Codification for its long-lived assets. The Company's long-lived assets, which includes trademarks and patents, is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the asset's expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company considers the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in the Company's overall strategy with respect to the manner or use of the acquired assets or changes in the Company's overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; and (v) regulatory changes. The Company evaluates acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Intangible Assets

The Company's intangible asset with a definite life consists of a patent that is amortized over a period of 20 years. The following table summarizes the components of gross and net intangible asset balances as of December 31, 2012 and 2011:

	2012			2011		
	Gross Carrying Amount	Accum Amort	Net Carrying Amount	Gross Carrying Amount	Accum Amort	Net Carrying Amount
Definite lived and amortizable intangible assets	$ 70,122	$ (10,098)	$ 60,024	$ 54,897	$ (7,039)	$ 47,858
Indefinite lived and non-amortizable trademarks	13,535	---	13,535	3,348	---	3,348
Total acquired intangible assets	$ 83,657	$ (10,098)	$ 73,559	$ 58,245	$ (7,039)	$ 51,206

Amortization for the next five years is as follows:

2013	$3,506
2014	$3,506
2015	$3,506
2016	$3,506
2017	$3,506

Buildings, Machinery, Office Equipment, and Other Fixed Assets

Fixed assets recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of fixed assets is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful life. Upon sale or retirement of the asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

Asset	Useful Life (in years)
Building	40 years
Machinery	5 years
Facilities	5 years
Vehicle and transportation	5 years
Fixtures	5 years

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25"). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Basic and Diluted Net Loss per Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options and warrants. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved ; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Common Stock Recorded as Compensation

The Company accounts for its stock based compensation in which the Company obtains employee services in share-based payment transactions under the recognition and measurement principles of the fair value recognition provisions of section 718-10-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instruments issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of share options or similar instrument awards is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- ☐ Expected term of share options and similar instruments: Pursuant to Paragraph 718-10-50-2 of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instruments. The Company will use historical data to estimate employee termination behavior. The contractual term of share options or similar instruments is used as expected term of share options or similar instruments for the Company if it is a thinly traded public entity.

- ☐ Expected volatility of the entity's shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index. The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility. If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

- ☐ Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends. The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected contractual life of the option.

- ☐ Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

<u>Subsequent events</u>

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage of $6,233,449 at December 31, 2012, a net loss of $725,511 and cash used in operations of $207,177 for the twelve month period then ended, with $96 in revenues earned during the period.

While the Company is attempting to commence operations and produce revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate revenues.

NOTE 4 – SUBSCRIPTION RECEIVABLE

In connection with a Stock Purchase Agreement entered into on with a single investor, the Company has recorded a subscription receivable in the amount of $100,000. As of December 31, 2012, the Company was owed $14,149. The Company is currently determining the collectability of the receivable balance and no allowance has been recorded against the receivable.

NOTE 5 – PREPAID EXPENSES & OTHER CURRENT ASSETS

The Company has prepaid $20,000 to its legal counsel for the purposes of assisting the Company with the filing of its Regulation A Offering.

At December 31, 2012, the Company paid a short term note payable to a shareholder in the amount of $650.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company's shareholders fund the Company's activities while the Company takes steps to locate and negotiate with a business entity for combination; however, there can be no assurance these activities will be successful. There is no agreement or commitment from the shareholders to continue funding the operations.

On August 1, 2012, the Company entered into an Employment Agreement with its founder, Gregg Webster. Pursuant to the agreement, Mr. Webster will serve as Chairman, President, Chief Operating Officer and Chief Executive Officer and be entitled to $144,000 annually and a monthly auto allowance of $500. The terms of the Agreement continue until the Company's anticipated Reg A filing has been approved by regulating authorities and $2,000,000 in capital has been raised for the Company.

From inception to December 31, 2012, related parties have loaned the Company money in the form of loans payable. As of December 31, 2012, the Company owes the aggregate of $151,676 to four shareholders. Three loans totaling $56,509 were created as demand notes with no stated interest. The Company has imputed 8% interest on the principle balance of the fourth note. During the twelve month period ended December 31, 2012, the Company recognized interest expense of $8,000.

During the twelve months ended December 31, 2012 and 2011, the Company received $3,849 and $6,940, respectively, from shareholders to fund operational expenses of the business.

NOTE 7 – STOCKHOLDERS' EQUITY

Issuance of common stock

Common stock includes 10,000,000 shares authorized with no par value, of which 36,569,145 are issued and outstanding.

During the year ended December 31, 2012, the Company issued 1,200,000 shares of its common stock to investors for a value of $277,500, at an average of $0.25 per share.

During the year ended December 31, 2012, the Company issued 2,240,000 shares of its common stock as compensation for services for a value of $526,250, or $0.25 per share.

NOTE 8 - INCOME TAXES

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2012 and 2011, the Company incurred a net loss and therefore has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is $6,223,351 and $5,507,938 at December 31, 2012 and 2011, respectively, and will begin to expire in the year 2024.

At December 31, 2012 and 2011, deferred tax assets consisted of the following:

Deferred tax assets	2012	2011
Net operating losses	$ 725,511	$ 391,979
Less: valuation allowance	(725,511)	(391,979)
Net deferred tax asset	$ --	$ --

A reconciliation of the expected Federal statutory rate of 34% to the Company's actual rate as reported for each of the periods presented is as follows:

	2012	2011
Expected statutory rate	34.0%	34.0%
State Income tax rate, net of federal benefit	3.6%	3.6%
Permanent Differences	0.0%	0.0%
Temporary Differences	0.0%	0.0%
Valuation Allowance	(37.6%)	(37.6%)

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these financial statements as presented and does not anticipate the need for any future restatement of these financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2012 through the date these financial statements were issued.

NOTE 10 - SUBSEQUENT EVENTS

On July 16, 2013, the Company entered into a Convertible Debenture Agreement with Craig A. Van Dam whereby the Company promises to pay 10% interest on a $15,000 note to the Company by January 16, 2014. At any time prior to the Maturity Date, the Holder has the option, but not the obligation, to convert the principle and interest into shares of common stock of the Company at One Dollar ($1.00) per share.

PRO-FORMA FINANCIAL STATEMNETS
YEAR ONE

Sales Revenue & COGS		Aug-13	Sep-13 Lab Build Out	Oct-13 Lab Build Out	Nov-13 Lab Build Out	Dec-13 Inventory	Jan-14 Inventory	Feb-14	Mar-14	Apr-14	May-14	Jun-14	Jul-14	End Year 1	Line Item Details	Use Proceeds
# of Canadian Stocking Retailers							1,000	2,000	2,500	3,000	3,500	4,000	4,500	**4,500**	**4500 Total Canadian Retailers**	
order average 12/month							12	12	12	12	12	12	12			
Total Units Ordered							12,000	24,000	30,000	36,000	42,000	48,000	54,000	**246,000**		
Wholesale Sales Volume Canada																
MSRP $16.95 Aegis D3@8.50	$8.50						102,000	204,000	255,000	306,000	357,000	408,000	459,000	**2,091,000**		
MSRP $16.95 Aegis Omega@8.50	$8.50						102,000	204,000	255,000	306,000	357,000	408,000	459,000	**2,091,000**		
MSRP $29.95 Aegis CoQ10@15.	$15.00						180,000	360,000	450,000	540,000	630,000	720,000	810,000	**3,690,000**		
MSRP $ 25.95 Aegis CLA@13.50	$13.50						162,000	324,000	405,000	486,000	567,000	648,000	729,000	**3,321,000**		
MSRP $25.95Aegis ALA@13.50	$13.50						162,000	324,000	405,000	486,000	567,000	648,000	729,000	**3,321,000**		
Wholesale Gross Sales Canada							**708,000**	**1,416,000**	**1,770,000**	**2,124,000**	**2,478,000**	**2,832,000**	**3,186,000**	**14,514,000**	**Wholesale Gross Sales Canada**	
Cost Of Goods Sold (COGS)																
Aegis D3@4.25	$4.25					51,000	51,000	102,000	127,500	153,000	178,500	204,000	229,500	**1,096,500**		
Aegis Omega@4.25	$4.25					51,000	51,000	102,000	127,500	153,000	178,500	204,000	229,500	**1,096,500**		
Aegis CoQ10@7.50	$7.50					90,000	90,000	180,000	225,000	270,000	315,000	360,000	405,000	**1,935,000**		
Aegis CLA@6.75	$6.75					81,000	81,000	162,000	202,500	243,000	283,500	324,000	364,500	**1,741,500**		
Aegis ALA@6.75	$6.75					81,000	81,000	162,000	202,500	243,000	283,500	324,000	364,500	**1,741,500**		
Total COGS						**354,000**	**354,000**	**708,000**	**885,000**	**1,062,000**	**1,239,000**	**1,416,000**	**1,593,000**	**7,611,000**		**2,301,000**
Proceeds B4 Profitability									**2,301,000**					**2,301,000**		
Gross Profit (Loss)						(354,000)	**354,000**	**708,000**	**885,000**	**1,062,000**	**1,239,000**	**1,416,000**	**1,593,000**	**6,903,000**		
New Jersey Salaries & Payroll																
President & CEO		12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	**144,000**		**96,000**
VP Sales & Marketing			8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	**88,000**		**56,000**
VP Finance/Controller							6,000	6,000	6,000	6,000	6,000	6,000	6,000	**42,000**		**18,000**
New Jersey Lab Manager(Post Doc)			8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	**88,000**		**56,000**
Lab Assistant			5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**55,000**		**35,000**
Lab Assistant			5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**55,000**		**35,000**
Administrative Assistant			3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	**38,500**		**24,500**
Telephone Operator/Receptionist						2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	**20,000**		**10,000**
Shipping & Warehouse Manager					3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	**31,500**		**17,500**
Shipping Dept						3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	**24,000**		**12,000**
Packaging					2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	**22,500**		**12,500**
Total # Employees		1	6	6	8	10	11	11	11	11	11	11	11	**11**		
Total Cost Salaries & Payroll		**12,000**	**41,500**	**41,500**	**46,000**	**53,000**	**59,000**	**59,000**	**59,000**	**59,000**	**59,000**	**59,000**	**59,000**	**606,000**		**370,000**
Proceeds B4 Profitability									**370,000**					**370,000**		**370,000**
Canada Operations																
Canada Office/Warehouse Rental				10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**100,000**		**60,000**
Canada Warehouse Manager				3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	**35,000**		**21,000**
Canada Admin Assistant				3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	**35,000**		**21,000**
Account Manager								4,000	4,000	4,000	4,000	4,000	4,000	**24,000**		**8,000**
Canadian Marketing Associate							4,000	4,000	4,000	4,000	4,000	4,000	4,000	**28,000**		**12,000**
Customer Service Rep					3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	**31,500**		**17,500**
Canada VP Sales & Marketing			8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	**88,000**		**56,000**
Canadian Benefits & Taxes	20%		1,600	3,000	3,700	3,700	4,500	5,300	5,300	5,300	5,300	5,300	5,300	**48,300**		**27,100**
Total Costs Canada Warehouse & Sales			**9,600**	**28,000**	**32,200**	**32,200**	**37,000**	**41,800**	**41,800**	**41,800**	**41,800**	**41,800**	**41,800**	**389,800**		**222,600**
Proceeds B4 Profitability									**222,600**					**222,600**		**222,600**
Sales & Marketing Expense																
Coop Advertising Fund = 2%							14,160	28,320	35,400	42,480	49,560	56,640	63,720	**290,280**		**77,880**
Consulting						5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**40,000**		**20,000**
Advertising - Broadcast Media								150,000	150,000	150,000	150,000	150,000	150,000	**900,000**		**300,000**
TV Advertising Production				50,000	50,000	50,000								**150,000**		**150,000**
Internet Advertising						10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**80,000**		**40,000**
Public Relations/Communications					5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**45,000**		**25,000**
Direct Mail (Mailing Lists & Postage)						5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**40,000**		**20,000**
Expenses / Travel & Entertainment			5,000	5,000	5,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**95,000**		**55,000**
Trade Shows & Conventions						20,000		20,000		20,000		20,000	20,000	**100,000**		**40,000**
Brochures & Literature (Printing)						10,000		10,000		10,000		10,000	10,000	**50,000**		**20,000**
Graphic Design				5,000		5,000				5,000		5,000	5,000	**30,000**		**15,000**
Total Cost Sales & Marketing			**5,000**	**60,000**	**60,000**	**120,000**	**49,160**	**248,320**	**220,400**	**262,480**	**234,560**	**276,640**	**283,720**	**1,820,280**		**762,880**
Proceeds B$ Profitability									**762,880**					**762,880**		**762,880**
New Jersey Manufacturing/QC																
USA Office & Warehouse		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**120,000**		**80,000**
1st Gen. Devices/R&D/Testing/Make Ready		25,000	25,000	25,000	25,000	25,000	25,000	10,000	10,000	10,000	10,000	10,000	10,000	**210,000**		**170,000**
Security		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**120,000**		**80,000**
Total Cost NJ Manufacturing/QC		**45,000**	**45,000**	**45,000**	**45,000**	**45,000**	**45,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**480,000**		**330,000**
Proceeds B4 Profitability									**330,000**					**330,000**		**330,000**
General & Administrative																
Accounting / Audit Statement		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	**12,000**		**8,000**
USA Medical Insurance 8x $850/month			5,100	5,100	6,800	8,500	9,350	9,350	9,350	9,350	9,350	9,350	9,350	**90,950**		**53,550**
Product Liability-Umbrella-D&O Insurance						5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	**40,000**		**20,000**
Legal/Copyright/Patents Fund - 1% GS							7,080	14,160	17,700	21,240	24,780	28,320	31,860	**145,140**		**38,940**
Returns & Damage - 1% GS							7,080	14,160	17,700	21,240	24,780	28,320	31,860	**145,140**		**38,940**
Misc. Office Expenses & Postage		500	500	500	500	500	500	500	500	500	500	500	500	**6,000**		**4,000**
FF&E Purchase/Finance		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	**24,000**		**16,000**
Utilities						700	700	700	700	700	700	700	700	**5,600**		**2,800**
Taxes (Payroll) & Worker's Comp		4,560	15,770	15,770	17,100	20,140	22,420	22,420	22,420	22,420	22,420	22,420	22,420	**230,280**		**140,600**
Telephone & Internet		350	350	350	350	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	**9,400**		**5,400**
Total Cost G & A		**8,410**	**24,720**	**24,720**	**27,750**	**38,840**	**56,130**	**70,290**	**77,370**	**84,450**	**91,530**	**98,610**	**105,690**	**708,610**		**328,230**
Proceeds B4 Profitability									**328,230**					**328,230**		**328,230**
Total All Sales							**708,000**	**1,416,000**	**1,770,000**	**2,124,000**	**2,478,000**	**2,832,000**	**3,186,000**	**14,514,000**		
Total All Costs		**20,410**	**80,820**	**154,220**	**164,950**	**598,040**	**555,290**	**1,127,410**	**1,283,570**	**1,509,730**	**1,665,890**	**1,892,050**	**2,083,210**	**11,135,590**		
EBITA Gross Profit or (Loss) B4 Tax		(20,410)	(80,820)	(154,220)	(164,950)	(598,040)	**152,710**	**288,590**	**486,430**	**614,270**	**812,110**	**939,950**	**1,102,790**	**3,378,410**	**23.3%**	
Cumulative P/L		(20,410)	(101,230)	(255,450)	(420,400)	(1,018,440)	(865,730)	(577,140)	(90,710)	**523,560**	**1,335,670**	**2,275,620**	**3,378,410**			
Total Use of Proceeds B4 Profitability									**4,314,710**							**4,314,710**

YEAR TWO

Sales Revenue & COGS		Aug-14	Sep-14	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	End Year 2
# of Canadian Stocking Retailers		5,000	5,500	6,000	6,500	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
order average 12/month		12	12	12	12	12	12	12	12	12	12	12	12	
Total Units Ordered		60,000	66,000	72,000	78,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	948,000
Wholesale Sales Volume Canada														
MSRP $16.95 Aegis D3@8.50	$8.50	510,000	561,000	612,000	663,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	8,058,000
MSRP $16.95 Aegis Omega@8.50	$8.50	510,000	561,000	612,000	663,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	8,058,000
MSRP $29.95 Aegis CoQ10@15.	$15.00	900,000	990,000	1,080,000	1,170,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	14,220,000
MSRP $ 25.95 Aegis CLA@13.50	$13.50	810,000	891,000	972,000	1,053,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	12,798,000
MSRP $25.95Aegis ALA@13.50	$13.50	810,000	891,000	972,000	1,053,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	12,798,000
MSRP $25.95Aegis GLA@13.50	$13.50	810,000	891,000	972,000	1,053,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	12,798,000
Wholesale Gross Sales Canada		**4,350,000**	**4,785,000**	**5,220,000**	**5,655,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**68,730,000**
Cost Of Goods Sold (COGS)														
Aegis D3@4.25	$4.25	280,500	306,000	331,500	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	4,131,000
Aegis Omega@4.25	$4.25	280,500	306,000	331,500	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	4,131,000
Aegis CoQ10@7.50	$7.50	495,000	540,000	585,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	7,290,000
Aegis CLA@6.75	$6.75	445,500	486,000	526,500	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,561,000
Aegis ALA@6.75	$6.75	445,500	486,000	526,500	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,561,000
Aegis GLA@6.75	$6.75	445,500	486,000	526,500	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,561,000
Total COGS		**2,392,500**	**2,610,000**	**2,827,500**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**35,235,000**
Gross Profit (Loss)		**1,957,500**	**2,175,000**	**2,392,500**	**2,610,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**33,495,000**
New Jersey Salaries & Payroll														
President - Webster		25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	300,000
VP Sales & Marketing		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
VP Finance/Controller		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
New Jersey Lab Manager(Post Doc)		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Lab Assistant		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Lab Assistant		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Administrative Assistant		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Telephone Operator/Receptionist		2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Shipping & Warehouse Manager		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Shipping Dept		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Packaging		2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Total # Employees		11	11	11	11	11	11	11	11	11	11	11	11	132
Total Cost Salaries & Payroll		**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**85,500**	**1,026,000**
Canada Operations														
Canada Office/Warehouse Rental		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Canada Warehouse Manager		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Canada Admin Assistant		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Account Manager		4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	54,000
Canadian Marketing Associate		4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	54,000
Customer Service Rep		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Canada VP Sales & Marketing		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Canadian Benefits & Taxes	20%	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	86,400
Total Costs Canada Warehouse & Sales		**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**58,200**	**698,400**
Sales & Marketing Expense														
Coop Advertising/Sales Commission = 2%		87,000	95,700	104,400	113,100	121,800	121,800	121,800	121,800	121,800	121,800	121,800	121,800	1,374,600
Consulting		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Advertising - Broadcast Media		200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	2,400,000
TV Advertising Production		50,000	50,000	50,000	50,000									200,000
Internet Advertising		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Public Relations/Communications		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Direct Mail (Mailing Lists & Postage)		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Expenses / Travel & Entertainment		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Trade Shows & Conventions		30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	360,000
Brochures & Literature (Printing)		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Graphic Design		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Total Cost Sales & Marketing		**427,000**	**435,700**	**444,400**	**453,100**	**411,800**	**411,800**	**411,800**	**411,800**	**411,800**	**411,800**	**411,800**	**411,800**	**5,054,600**
New Jersey Manufacturing/QC														
USA Office & Warehouse		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
2nd Gen. Devices/R&D/Testing/Make Ready		25,000	25,000	25,000	25,000	25,000	25,000	10,000	10,000	10,000	10,000	10,000	10,000	210,000
Security		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Total Cost NJ Manufacturing/QC		**45,000**	**45,000**	**45,000**	**45,000**	**45,000**	**45,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**450,000**
General & Administrative														
Accounting / Audit Statement		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
USA Medical Insurance 11x $950/month		10,450	10,450	10,450	10,450	10,450	10,450	10,450	10,450	10,450	10,450	10,450	10,450	125,400
Product Liability-Umbrella-D&O Insurance		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Legal/Copyright/Patents Fund - 1% GS		43,500	47,850	52,200	56,550	60,900	60,900	60,900	60,900	60,900	60,900	60,900	60,900	687,300
Returns & Damage 1% GS		43,500	47,850	52,200	56,550	60,900	60,900	60,900	60,900	60,900	60,900	60,900	60,900	687,300
Misc. Office Expenses & Postage		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
FF&E Purchase/Finance		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Utilities		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Taxes (Payroll) & Worker's Comp		32,490	32,490	32,490	32,490	32,490	32,490	32,490	32,490	32,490	32,490	32,490	32,490	389,880
Telephone & Equipment		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Total Cost G & A		**145,940**	**154,640**	**163,340**	**172,040**	**180,740**	**180,740**	**180,740**	**180,740**	**180,740**	**180,740**	**180,740**	**180,740**	**2,081,880**
Total All Sales		**4,350,000**	**4,785,000**	**5,220,000**	**5,655,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**6,090,000**	**68,730,000**
Total All Costs		**3,109,140**	**3,344,040**	**3,578,940**	**3,813,840**	**3,781,240**	**3,781,240**	**3,781,240**	**3,781,240**	**3,781,240**	**3,781,240**	**3,781,240**	**3,781,240**	**44,095,880**
EBITA Gross Profit or (Loss) B4 Tax		**1,240,860**	**1,440,960**	**1,641,060**	**1,841,160**	**2,308,760**	**2,308,760**	**2,308,760**	**2,308,760**	**2,308,760**	**2,308,760**	**2,308,760**	**2,308,760**	**24,634,120**

YEAR THREE

Sales Revenue & COGS		Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	End Year 2
# of Canadian Stocking Retailers		7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
order average 12/month		12	12	12	12	12	12	12	12	12	12	12	12	
Total Units Ordered		84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	1,008,000
Wholesale Sales Volume Canada														
MSRP $16.95 Aegis D3@8.50	$8.50	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	8,568,000
MSRP $16.95 Aegis Omega@8.50	$8.50	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	714,000	8,568,000
MSRP $29.95 Aegis CoQ10@15	$15.00	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	1,260,000	15,120,000
MSRP $25.95 Aegis CLA@13.50	$13.50	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	13,608,000
MSRP $25.95Aegis ALA@13.50	$13.50	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	13,608,000
MSRP $25.95Aegis GLA@13.50	$13.50	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	13,608,000
MSRP $25.95Aegis TBD@13.50	$13.50	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	1,134,000	13,608,000
Wholesale Gross Sales Canada		**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**7,224,000**	**86,688,000**
Cost Of Goods Sold (COGS)														
Aegis D3@4.25	$4.25	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	4,284,000
Aegis Omega@4.25	$4.25	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	357,000	4,284,000
Aegis CoQ10@7.50	$7.50	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	630,000	7,560,000
Aegis CLA@6.75	$6.75	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,804,000
Aegis ALA@6.75	$6.75	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,804,000
Aegis GLA@6.75	$6.75	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,804,000
Aegis TBA@6.75	$6.75	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	567,000	6,804,000
Total COGS		**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**3,045,000**	**36,540,000**
Gross Profit (Loss)		**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**4,179,000**	**50,148,000**
New Jersey Salaries & Payroll														
President - Webster		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
VP Sales & Marketing		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	240,000
VP Finance/Controller		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
New Jersey Lab Manager/Post Doc)		12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	144,000
Lab Assistant		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Lab Assistant		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Administrative Assistant		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Telephone Operator/Receptionist		2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Shipping & Warehouse Manager		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Shipping Dept		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Packaging		2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Total # Employees		11	11	11	11	11	11	11	11	11	11	11	11	132
Total Cost Salaries & Payroll		**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**112,500**	**1,350,000**
Canada Operations														
Canada Office/Warehouse Rental		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Canada Warehouse Manager		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Canada Admin Assistant		7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	84,000
Account Manager		7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	84,000
Canadian Marketing Associate		7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	84,000
Customer Service Rep		6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	72,000
Canada VP Sales & Marketing		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	240,000
Canadian Benefits & Taxes	20%	10,100	10,100	10,100	10,100	10,100	10,100	10,100	10,100	10,100	10,100	10,100	10,100	121,200
Total Costs Canada Warehouse & Sales		**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**75,600**	**907,200**
Sales & Marketing Expense														
Coop Advertising/Sales Commission = 2%		144,480	144,480	144,480	144,480	144,480	144,480	144,480	144,480	144,480	144,480	144,480	144,480	1,733,760
Consulting		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	240,000
Advertising - Broadcast Media		250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	3,000,000
TV Advertising Production		100,000		100,000		100,000		100,000						400,000
Internet Advertising		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Public Relations/Communications		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Direct Mail (Mailing Lists & Postage)		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Expenses / Travel & Entertainment		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Trade Shows & Conventions		30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	360,000
Brochures & Literature (Printing)		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Graphic Design		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Total Cost Sales & Marketing		**589,480**	**489,480**	**589,480**	**489,480**	**589,480**	**489,480**	**589,480**	**489,480**	**489,480**	**489,480**	**489,480**	**489,480**	**6,273,760**
New Jersey Manufacturing/QC														
USA Office & Warehouse		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
2nd Gen. Devices/R&D/Testing/Make Ready		10,000	10,000	10,000	10,000	25,000	25,000	10,000	10,000	10,000	10,000	10,000	10,000	150,000
Security		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Total Cost NJ Manufacturing/QC		**30,000**	**30,000**	**30,000**	**30,000**	**45,000**	**45,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**30,000**	**390,000**
General & Administrative														
Accounting / Audit Statement		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
USA Medical Insurance 11x$1050/month		11,550	11,550	11,550	11,550	11,550	11,550	11,550	11,550	11,550	11,550	11,550	11,550	138,600
Product Liability-Umbrella-D&O Insurance		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Legal/Copyright/Patents Fund - 1% GS		72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	866,880
Returns & Damage 1% GS		72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	72,240	866,880
Misc. Office Expenses & Postage		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
FF&E Purchase/Finance		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Utilities		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Taxes (Payroll) & Workers Comp		42,750	42,750	42,750	42,750	42,750	42,750	42,750	42,750	42,750	42,750	42,750	42,750	513,000
Telephone & Equipment		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Total Cost G & A		**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**214,780**	**2,577,360**
Total All Sales		7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	7,224,000	86,688,000
Total All Costs		4,037,360	3,937,360	4,037,360	3,937,360	4,037,360	3,937,360	4,037,360	3,937,360	3,937,360	3,937,360	3,937,360	3,937,360	47,648,320
EBITA Gross Profit or (Loss) B4 Tax		**3,186,640**	**3,286,640**	**3,186,640**	**3,286,640**	**3,186,640**	**3,286,640**	**3,186,640**	**3,286,640**	**3,286,640**	**3,286,640**	**3,286,640**	**3,286,640**	**39,039,680**

#

EXHIBIT 2.1

COPY

FILED: 05/15/2002
CID: 2002-00435412
WY Secretary of State

ARTICLES OF INCORPORATION

OF

AKESIS NATURALS, INC.

In compliance with the requirements of the Wyoming Business Corporation Act, 17-16-101, et seq. (Lexis 1999), the undersigned incorporator being of lawful age, hereby makes these Articles of Incorporation for the purpose of forming a Wyoming corporation and hereby certifies as follows:

ARTICLE I - NAME: The name of the corporation is: AKESIS NATURALS, INC.

ARTICLE II – AUTHORITY TO ISSUE SHARE OF STOCK: The number and class of shares which the corporation shall have the authority to issue together with unlimited voting rights is: **TEN MILLION (10,000,000) SHARES OF NO PAR COMMON STOCK.**

ARTICLE III – PURPOSE: This corporation has been organized for the purpose of conducting any lawful business except for banking and insurance.

ARTICLE IV - REGISTERED OFFICE AND AGENT:

The initial principal registered office of the corporation is located at: 2[illegible] West 18th Street, Cheyenne, Wyoming 82001. Macy Law Office, P.C., a Wyoming Corporation, shall be the initial registered agent at that office.

ARTICLE V - INCORPORATOR:

Gregory D. Webster is the incorporator and his address is: 4385 N. Bacall Loop, Beverly Hills, Florida 34465.

ARTICLE IX - INDEMNIFICATION OF DIRECTORS AND OFFICERS:

The corporation shall indemnify any officer or director who is held liable for any amount, so long as such liability is due to the performance of corporate duties and does not constitute ultra vires activities, fraudulent or illegal acts. The standards and procedure for indemnification shall be in accordance with Wyoming Statutes Ann. 17-16-850 to 17-16-859.

EXHIBIT 2.2

FILED: 08/21/2003
CID: 2002-00435412
WY Secretary of State

Doc. ID: 2003-00453856

ARTICLES OF AMENDMENT
(BY BOARD OF DIRECTORS OR INCORPORATORS)

Wyoming Secretary of State
Corporations Division
The State Capitol Building
Cheyenne, WY 82002-0020

Phone (307) 777-7311/7312
Fax (307) 777-5339
E-mail: corporations@state.wy.us

1. The name of the corporation is: Akesis Naturals, Inc.

2. Article 1 - Name is amended as follows:

   The name of the corporation is changed to: Response Scientific, Inc.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself are:

   New Response Scientific, Inc. share certificates will be issued on a 1 for 1 basis to existing shareholders and old Akesis Naturals share certificates will be cancelled.

4. The date of each amendment's adoption is: August 15, 2003

5. The amendment was adopted by the (Board of Directors) or Incorporators (circle one) without shareholder action and shareholder action was not required.

Date: August 15, 2003

Signed:



Title: Gregory D. Webster - Chairman, President & CEO

****

Filing Fee: $50.00

Instructions:

1. The document may be executed by the Chairman of the Board, President or another of its officers.

2. The document shall be accompanied by one (1) exact or conformed copy.

Revised: 5/2000

EXHIBIT 2.3



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

Max Maxfield, WY Secretary of State
FILED: 04/20/2011 01:00 PM
Original ID: 2002-000435412
Amendment ID: 2011-000971298

Profit Corporation
Articles of Amendment

1. Corporation name:

Response Scientific, Inc.

2. Article(s) II - Shares Authorization is amended as follows:

The number and class of shares which the corporation shall have authority to issue together with unlimited voting rights is: ONE HUNDRED MILLION (100,000,000) SHARES OF NO PAR COMMON STOCK

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 12/14/2010 .
(Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.

Amendment Approved by Board of Directors on 12-14-2010. Shareholder Approval Not Required.

OR

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.


Received
DEC 22 2010
Secretary of State
Wyoming


Wyoming

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

Shareholder Approval Not Required.

Signature: [signature]

Date: 12/14/2010
(mm/dd/yyyy)

Print Name: Gregory D. Webster

Title: President & CEO

Contact Person: Gregory D. Webster

Daytime Phone Number: (609) 945-4913

Email: gwebster@responsescientific.com

Checklist

- [✓] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [✓] The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- [✓] Please submit one **originally signed** document and one exact photocopy of the filing.


Received
DEC 22 2010
Secretary of State
Wyoming

EXHIBIT 2.4

BYLAWS OF RESPONSE SCIENTIFIC, INC.

ARTICLE I - OFFICES

1.01 Registered Office. As a Wyoming "C" Corporation, the registered office of Response Scientific, Inc. (hereinafter the "Corporation") shall be in the City of Cheyenne, Wyoming.

1.02 Other Offices. The Corporation may also have offices at such other places both within and without the State of Wyoming as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II - MEETINGS OF SHAREHOLDERS

2.01 Time and Place. Meetings of shareholders for any purpose may be held at such time and place, within or without the State of Wyoming, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. For convenience, Meeting by telephone conference call is specifically allowed.

2.02 Annual Meetings. Annual meetings of shareholders shall be held at any date and time upon not more than 30 days, nor less the ten (10) days notice to shareholders. Meetings shall be held once in each calendar year. At this time Shareholders shall elect by majority vote a board of directors, and transact such other business as may be properly brought before the meeting.

2.03 Notice of Annual Meetings. Written or email notice of the annual meeting shall be given to each shareholder entitled to vote thereat not less than ten (10) days nor more than thirty (30) days before the date of the meeting. Email notification is specifically allowed.

2.04 Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by law or by the Certificate of Incorporation, may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of shareholders owing a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.05 Notice of Special Meetings. Notice of a special meeting of shareholders, stating the place, date, hour or conference call dial in instructions, and the purpose or purposes thereof, shall be given to each shareholder entitled to vote thereat, not less than ten (10) nor more than thirty (30) days before the date for the meeting unless otherwise required by law. Email notification is specifically allowed.

2.06 Transaction of Business. Business transacted at any special meeting of the shareholders shall be limited to the purposes stated in the notice.

2.07 Shareholder List – Privacy laws dictate that personal information about each shareholder shall not be shared with any individual or entity without the express written consent of said shareholder.

2.08 Quorum. The holders of all of the outstanding shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation.

2.09 Voting. When a quorum is present at any meeting, the affirmative vote of the holders of all of the outstanding shares of capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of law, the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.10 Proxies. Each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period, and, except where the transfer books of the Corporation have been closed or a date has been fixed as a record date for the determination of its shareholders entitled to vote, no share of capital stock shall be voted on at any election for directors which has been transferred on the books of the Corporation within twenty (20) days preceding such election of directors.

2.11 Actions Without Meeting. Any action required to or which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such written consent, which may be executed in multiple counterparts, shall be filed with the minutes of the meetings of stockholders. Prompt notice of the taking of the corporate action by the shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

ARTICLE III -DIRECTORS

3.01 Number. The number of directors that shall constitute the whole Board shall be not less than one (1) nor more than six (6). As of the date of incorporation of the Corporation, the Board shall consist of four (4) directors. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the Board of Directors or by the shareholders at the annual or a special meeting of the shareholders. Except for the election held by the incorporator and except as provided in Sections 3.02 and 3.14, the directors shall be elected at the annual meeting of shareholders. Each director elected shall hold office until such director's successor is elected and qualified, or until such director's earlier resignation or removal. Directors need not be shareholders.

3.02 Vacancies. Except as provided in Section 3.14, vacancies and newly created directorships resulting from any increase in the authorized numbers of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or by the shareholders at the annual or a special meeting of the shareholders, and any director so chosen shall hold office until the next annual election and until such director's successor is duly elected and shall qualify, unless such director resigns or is removed.

3.03 Authority. The business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

3.04 Location of Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Wyoming.

3.05 Regular Meetings. The annual meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of shareholders, and no notice of such meeting shall be necessary to the newly elected directors in order to constitute the meeting legally, provided a quorum shall be present. Regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board. Five (5) days' notice of all regular meetings shall be given, and such notice shall state the place, date, hour and the business to be transacted at and purpose of such meeting.

3.06 Special Meetings. Special meetings of the Board may be called by the President on three (3) days' notice to each director either personally or by mail or by telegram. Special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of directors unless the Corporation has at that time less than two (2) directors, in which latter event the request of only one (1) director shall be required. Notice of any special meeting shall state the place, date, hour and the business to be transacted at and the purpose of such meeting.

3.07 Quorum. At all meetings of the Board, all of the directors shall constitute a quorum for the transaction of business, and the act of all of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Certificate of Incorporation.

3.08 Committees. The Board of Directors may, by resolution, passed by a majority of the whole Board, designate one or more committees, each committee to consist of two (2) or more of the directors of the Corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.09 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.10 Attendance by Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment that enables all persons participating in the meeting to hear each other. Such participation shall constitute presence in person at such meeting.

3.11 Actions Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if a written consent to such action is signed by all members of the Board or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

3.12 Expenses. The directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors and may be paid a fixed sum for attendance at such meeting of the Board of Directors or a stated salary as director. The compensation of directors may be on such basis as is determined by the Board of Directors. Any director may waive compensation for any meeting. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.13 Removal by Directors. The Board of Directors at any time may, by affirmative vote of a majority of the members of the Board then in office, remove any officer elected or appointed by the Board of Directors for cause.

3.14 Removal by Shareholders. Any director may be removed, with or without cause, by a majority vote of the shareholders entitled to vote for the election of such director at any annual or special meeting of the shareholders. Upon such removal of a director, the shareholders (and not the remaining directors) shall elect a director to replace such removed director at the same shareholders' meeting at which such removal took place or at a subsequent shareholders' meeting.

3.15 Resignation. Any director may resign at any time by giving written notice to the Board of Directors or the President or Secretary of the Corporation. Unless otherwise specified in such written notice, a resignation shall take effect upon delivery thereof to the Board of Directors or the designated officer. It shall not be necessary for a resignation to be accepted before it becomes effective.

ARTICLE IV - NOTICES

4.01 Notices to Directors and Shareholders. Notices to directors and shareholders shall be in writing and delivered personally or mailed to the directors or shareholders at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be deposited in the United States mail, postage prepaid. Email is specifically allowed. Notice to directors may also be given by telegram. Notice by telegram shall be deemed to be given when delivered to the sending telegraph office.

4.02 Waiver of Notice. Whenever any notice is required to be given under the provisions of law or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall be deemed to constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V - OFFICERS

5.01 Titles. The officers of the Corporation shall be chosen by the Board of Directors and shall, at a minimum, consist of a President and a Secretary. The Board of Directors may also choose additional officers, including one or more Vice Presidents who may be classified by their specific function, a Secretary, a Treasurer and one or more Assistant Secretaries and Assistant Treasurers. The same person may hold two or more offices.

5.02 Appointment. The Board of Directors at its first meeting and after each annual meeting of shareholders shall choose a President and a Secretary, and may choose such other officers and agents as it shall deem necessary.

5.03 Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

5.04 Vacancies. The officers of the Corporation shall hold office until their successors are chosen and qualify, until their earlier resignation or removal. Any vacancy occurring in any office of the Corporation shall be filled for the unexpired portion of the term by the Board of Directors.

5.05 President. The President shall be the chief executive officer of the Corporation, shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and, subject to the direction of the Board of Directors, shall have general and active management of the business of the Corporation and shall be the Chief Executive Officer and see that all orders and resolutions of the Board of Directors, are carried into effect. The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

5.06 Vice President. The Vice President, or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

5.07 Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and regular and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. Additionally, the Secretary shall have custody of the corporate seal of the Corporation, and the Secretary or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest instruments.

5.08 Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors from time to time prescribe.

5.09 Treasurer. The Treasurer, if one is chosen or, if not, the Secretary, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors, shall disburse the funds of the Corporation as may be ordered by the Board of Directors' taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions performed by the Treasurer (or Secretary, as the case may be) and of the financial condition of the Corporation.

5.10 Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI CERTIFICATES OF STOCK, TRANSFERS OF STOCK CLOSING OF TRANSFER BOOKS AND REGISTERED SHAREHOLDERS

6.01 Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of, the Corporation by the President or a Vice President, and by the Treasurer or an Assistant Treasurer, if any, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by the shareholder in the Corporation, and bearing the seal of the Corporation. The signatures and seal may be a facsimile.

6.02 Signatures. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if the person who signed the certificate was such officer, transfer agent or registrar at the date of issue.

6.03 Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed and/or at the discretion of the Board of Directors by the furnishing of an appropriate indemnity bond. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, advertise the same in such manner as the Corporation may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.04 Issuance. Subject to stop transfer orders directed in good faith by the Corporation to any transfer agent to prevent possible violations of federal or state securities laws, rules or regulations, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.05 Record Date. The Board of Directors may fix a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of shareholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the shareholders who are entitled: to notice of or to vote at any meeting of shareholders or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

6.06 Record Owner. The Corporation shall be entitled to treat the person in whose name any share of stock is registered on the books of the Corporation as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim or other interest in such shares in the part of any other person, whether or not the Corporation shall have express or other notice thereof.

ARTICLE VII INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

7.01 Actions in General. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

7.02 Derivative Suits. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

7.03 Expense Reimbursements. To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 7.01 or 7.02, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

7.04 Determination. Any indemnification under Sections 7.01 or 7.02 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 7.01 and 7.02. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

7.05 Expense Advancement. Expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VII. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Business and travel expense advancement shall be whatever is deemed required to conduct the normal business operations.

7.06 Nonexclusive. The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7.07 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VII.

ARTICLE VIII - GENERAL PROVISIONS

8.01 Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock.

8.02 Reserves. There may be set apart out of any of the funds of the Corporation available for dividends such amounts as the Board of Directors deems proper as a reserve or reserves for working capital, depreciation, losses in value, or for any other proper corporate purpose, and the Board of Directors may increase, decrease or abolish any such reserve in the manner in which it was created.

8.03 Statement of Condition. The Board of Directors shall present at each annual meeting and at any special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the Corporation.

8.04 Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

8.05 Fiscal Year. The fiscal year of the Corporation shall be as fixed by the Board of Directors.

8.06 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by the Assistant Secretary or Assistant Treasurer. The seal may be used by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

8.07 Books of Account. The books of account and other records of the Corporation may be kept (subject to any provisions of law of the Corporation's state of incorporation) at the principal place of business and chief executive office of the Corporation.

ARTICLE IX - AMENDMENTS

9.01 Amendments by Shareholders. The Bylaws may be amended or repealed, or new bylaws may be adopted, by the majority of shareholders at any regular meeting of the shareholders, or at any special meeting of the shareholders if notice of such amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting.

9.02 Amendments by Directors. The Bylaws may be amended or repealed, or new bylaws may be adopted, by the Board of Directors at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice of such amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting.